


05006311

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kasikornbank Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

FILE NO. 82- 4922 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/8/05

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

For Each of the Years Ended December 31, 2004 and 2003

and

Audit Report of Certified Public Accountant

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at December 31, 2004 and 2003, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years then ended. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at December 31, 2004 and 2003, and the statements of income, changes in shareholders' equity and cash flows for each of the years then ended. The management of the KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the years then ended, and the separate financial position and the results of operations and cash flows of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period, in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 35 to the financial statements which sets out the rationale for, and the effects on the financial statements of, the change in accounting policy for deferred tax which was effective from December 2004. This change in accounting policy has been applied retrospectively. The comparative financial statements as at and for the year ended December 31, 2003 have been restated in accordance with the new policy.

S. Singhasaneh.

Supot Singhasaneh

Certified Public Accountant

Registration No. 2826

KPMG Phoomchai Audit Ltd.

Bangkok

February 14, 2005

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
ASSETS				
Cash	13,536,066,960	18,699,183,946	13,535,831,175	18,699,095,513
Interbank and money market items (Note 5)				
Domestic items				
Interest bearing	1,218,278,347	419,048,121	1,137,863,638	131,540,875
Non-interest bearing	2,135,366,755	2,844,647,738	2,150,079,907	2,854,343,708
Foreign items				
Interest bearing	71,969,251,131	101,492,418,240	71,969,251,131	101,492,418,240
Non-interest bearing	926,985,867	165,862,338	926,985,867	165,862,338
Total Interbank and Money Market Items - net	76,249,882,100	104,921,976,437	76,184,180,543	104,644,165,161
Securities purchased under resale agreements (Note 6)	19,040,000,000	31,710,000,000	19,040,000,000	31,710,000,000
Investments (Notes 3.4, 7 and 28)				
Current investments - net	33,325,170,944	65,490,620,866	31,657,896,392	65,006,385,567
Long-term investments - net	76,347,550,884	69,240,414,800	74,696,583,540	65,939,348,013
Investments in subsidiaries and associated companies - net (Note 35)	462,378,420	520,473,273	10,635,877,986	9,779,988,927
Total Investments - net	110,135,100,248	135,251,508,939	116,990,357,918	140,725,722,507
Loans and accrued interest receivables (Note 8)				
Loans (Notes 3.5, 9 and 35)	592,588,468,951	547,917,919,934	578,117,032,454	530,089,906,029
Accrued interest receivables	2,455,343,998	2,970,945,258	1,318,031,786	1,485,101,972
Total Loans and Accrued Interest Receivables	595,043,812,949	550,888,865,192	579,435,064,240	531,575,008,001
Less Allowance for doubtful accounts (Notes 3.6 and 10)	(39,068,136,470)	(59,268,090,726)	(26,968,186,450)	(42,995,675,552)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 11)	(4,878,194,345)	(6,665,399,431)	(2,297,055,189)	(4,721,214,714)
Less Normalized provisioning (Notes 3.8 and 12)	(2,400,000,000)	(1,600,000,000)	(2,400,000,000)	(1,600,000,000)
Total Loans and Accrued Interest Receivables - net	548,697,482,134	483,355,375,035	547,769,822,601	482,258,117,735
Properties foreclosed - net (Notes 3.9 and 13)	17,397,232,399	14,516,837,350	12,734,511,528	10,860,375,379
Customers' liability under acceptances	743,368,580	676,184,148	743,368,580	676,184,148
Premises and equipment - net (Notes 3.10, 15 and 36)	19,747,325,472	20,083,782,411	19,220,398,395	19,538,385,294
Intangible assets - net (Notes 3.11 and 16)	3,523,349,656	2,585,706,251	2,988,529,800	2,610,180,350
Accrued income receivables	1,818,365,007	1,671,418,278	1,736,440,180	1,597,517,159
Derivative revaluation	6,348,766,754	3,713,330,067	6,348,766,754	3,713,330,067
Other assets - net	7,314,808,687	4,099,506,068	6,649,339,827	3,803,580,242
Total Assets	824,551,747,997	821,284,808,930	823,941,547,301	820,836,653,555

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 17)				
Deposits in baht	701,712,987,751	682,385,560,027	702,127,816,843	682,661,690,672
Deposits in foreign currencies	3,856,728,173	2,560,416,551	3,856,728,173	2,560,416,551
Total Deposits	705,569,715,924	684,945,976,578	705,984,545,016	685,222,107,223
Interbank and money market items (Note 18)				
Domestic items				
Interest bearing	8,067,531,721	1,890,287,247	7,707,531,721	1,685,287,247
Non-interest bearing	3,182,510,145	4,221,597,522	3,182,510,145	4,221,597,522
Foreign items				
Interest bearing	18,777,373	486,057,709	18,777,373	486,057,709
Non-interest bearing	256,129,941	502,928,879	256,129,941	502,928,880
Total Interbank and Money Market Items	11,524,949,180	7,100,871,357	11,164,949,180	6,895,871,358
Liability payable on demand	7,426,010,070	7,041,817,603	7,426,010,070	7,041,817,602
Borrowings				
Short-term borrowings (Note 19)	3,843,000,000	-	3,843,000,000	-
Long-term borrowings (Note 20)	19,767,595,098	59,841,317,549	19,767,595,098	59,841,317,549
Total Borrowings	23,610,595,098	59,841,317,549	23,610,595,098	59,841,317,549
Bank's liability under acceptances	743,368,580	676,184,148	743,368,580	676,184,148
Derivative revaluation	1,440,906,348	719,697,679	1,440,906,348	719,697,679
Accrued interest payables	1,096,509,102	2,564,045,074	1,095,565,846	2,563,807,047
Other liabilities	6,474,037,714	6,281,045,539	6,127,969,858	6,110,424,710
Total Liabilities	757,886,092,016	769,170,955,527	757,593,909,996	769,071,227,316

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
Shareholders' equity				
Share capital (Notes 21 and 22)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473,450	-	5,473,450
3,048,614,697 ordinary shares, Baht 10 par value as of December 31, 2004	30,486,146,970		30,486,146,970	
2,689,547,345 ordinary shares, Baht 10 par value as of December 31, 2003		26,895,473,450		26,895,473,450
Issued and paid-up share capital				
547,345 class A preferred shares, Baht 10 par value as of December 31, 2003	-	5,473,450	-	5,473,450
2,363,624,537 ordinary shares, Baht 10 par value as of December 31, 2004	23,636,245,370		23,636,245,370	
2,353,518,072 ordinary shares, Baht 10 par value as of December 31, 2003		23,535,180,720		23,535,180,720
Premium on share capital				
Premium on preferred shares (Note 20)	-	27,367,250	-	27,367,250
Premium on ordinary shares (Notes 21 and 33)	17,555,259,156	49,497,553,190	17,555,259,156	49,497,553,190
Premium on expired warrants (Notes 21 and 33)	-	5,520,432,199	-	5,520,432,199
Appraisal surplus on asset revaluation (Notes 3.10, 15 and 35)	8,762,354,744	8,902,634,877	8,762,354,744	8,902,634,877
Revaluation surplus on investments (Notes 3.4, 7 and 35)	951,995,819	1,988,681,245	951,995,819	1,988,681,245
Retained earnings (deficit) (Note 33)				
Appropriated				
Legal reserve (Note 24)	770,000,000	800,000,000	770,000,000	800,000,000
Other reserves (Note 25)	-	26,675,300,000	-	26,675,300,000
Unappropriated (deficit) (Notes 35)	14,671,782,216	(65,187,196,692)	14,671,782,216	(65,187,196,692)
	66,347,637,305	51,765,426,239	66,347,637,305	51,765,426,239
Minority interests	318,018,676	348,427,164	-	-
Total Shareholders' Equity	66,665,655,981	52,113,853,403	66,347,637,305	51,765,426,239
Total Liabilities and Shareholders' Equity	824,551,747,997	821,284,808,930	823,941,547,301	820,836,653,555
Off-balance sheet items - contingencies (Note 29)				
Aval to bills and guarantees of loans	614,862,334	5,536,811,552	617,266,534	5,536,811,552
Liability under unmatured import bills	4,290,601,894	3,187,732,093	4,290,601,894	3,187,732,093
Letters of credit	14,103,370,881	9,995,789,834	14,103,370,881	9,995,789,834
Other contingencies	532,959,403,640	431,328,285,406	532,843,314,218	431,274,387,968



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
Interest and dividend income (Notes 3.2, 3.4 and 35)				
Loans	27,712,132,537	26,121,173,077	25,977,970,262	24,383,366,146
Interbank and money market items	1,526,553,323	2,250,097,811	1,524,696,606	2,247,867,481
Investments	3,760,407,049	4,414,400,286	3,731,076,167	4,404,510,774
Total Interest and Dividend Income	32,999,092,909	32,785,671,174	31,233,743,035	31,035,744,401
Interest expense (Note 3.3)				
Deposits	5,547,532,642	7,746,913,447	5,547,532,642	7,746,913,447
Interbank and money market items	230,474,109	232,891,476	224,198,606	212,173,252
Short-term borrowings	4,985,975	-	4,985,975	-
Long-term borrowings	1,249,657,683	5,232,031,456	1,249,657,683	5,232,031,456
Total Interest Expense	7,032,650,409	13,211,836,379	7,026,374,906	13,191,118,155
Net income from interest and dividend	25,966,442,500	19,573,834,795	24,207,368,129	17,844,626,246
Reversal of bad debt and doubtful accounts (Notes 3.6 and 26)	(6,958,539,182)	(12,826,315,337)	(5,664,473,590)	(10,607,913,648)
Loss on debt restructuring (Notes 3.7 and 27)	8,919,082,807	13,460,603,293	6,328,951,038	11,195,062,389
Normalized provisions (Notes 3.8 and 12)	800,000,000	800,000,000	800,000,000	800,000,000
Net income from interest and dividend after reversal of bad debt and doubtful accounts, loss on debt restructuring and normalized provisions	23,205,898,875	18,139,546,839	22,742,890,681	16,457,477,505
Non-interest income				
Gain on investments (Notes 3.4 and 7)	2,088,728,065	1,450,823,973	1,892,123,114	1,980,972,380
Share of profit (loss) from investments on equity method (Notes 3.4 and 35)	81,913,500	211,463,325	(160,175,561)	3,438,493,385
Fees and service income				
Acceptances, aval and guarantees	576,680,596	597,986,827	576,680,596	597,986,827
Others	7,530,593,628	6,471,488,268	6,791,218,089	5,958,500,570
Gain on exchanges (Note 3.13)	1,805,557,255	1,822,435,939	1,805,557,255	1,822,435,939
(Loss) gain on transfer of financial assets (Notes 3.4 and 35)	(568,500,832)	2,578,129,356	-	-
Other income	580,358,676	560,372,354	462,552,783	388,216,218
Total Non-interest Income	12,095,330,888	13,692,700,042	11,367,956,276	14,186,605,319
Non-interest expenses				
Personnel expenses	6,563,891,188	5,246,423,216	6,266,698,981	5,041,290,289
Premises and equipment expenses (Notes 3.10 and 15)	3,514,621,930	3,269,866,629	3,414,999,348	3,174,955,779
Taxes and duties	1,385,627,200	1,232,843,002	1,332,372,820	1,197,467,883
Fees and service expenses	3,078,264,452	2,661,892,627	2,921,821,108	2,062,322,288
Directors' remuneration	55,160,494	55,128,435	47,592,994	47,545,935
Loss on impairment of properties foreclosed (Note 3.9)	705,227,221	429,498,050	545,554,936	429,498,050
Contributions to Financial Institutions Development Fund	2,801,852,879	2,693,797,430	2,801,852,879	2,693,797,430
Other expenses	1,688,723,450	1,363,554,550	1,439,490,014	1,241,235,906
Total Non-interest Expenses	19,793,368,814	16,953,003,939	18,770,383,080	15,888,113,560
Income before income tax	15,507,860,949	14,879,242,942	15,340,463,877	14,755,969,264
Income tax expense (Notes 3.12 and 35)	115,518,668	93,932,239	-	-
Net income before minority interests	15,392,342,281	14,785,310,703	15,340,463,877	14,755,969,264
Minority interests in net income	(51,878,404)	(29,341,439)	-	-
Net income	15,340,463,877	14,755,969,264	15,340,463,877	14,755,969,264
Basic earnings per share (Note 3.17)	6.49	6.27	6.49	6.27
Number of the weighted average number of ordinary shares (shares)	2,362,466,731	2,353,010,117	2,362,466,731	2,353,010,117



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Banthoon Lamsam)

Director and Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Baht									
	Consolidated									
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Minority Interests	Total
						Appropriated		Unappropriated (Deficit)		
						Legal Reserve	Other Reserves			
Beginning balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	800,000,000	26,675,300,000	(80,097,450,675)	370,398,712	35,445,414,281
Adjustment for cumulative effects of change in accounting policy for prior years (Note 35)	-	-	-	2,728,764,417	1,333,432,076	-	-	(10,240,382)	(4,097,873)	4,047,858,238
Balance as of December 31, 2002, as restated	23,530,947,170	49,505,506,440	5,520,432,199	9,095,881,390	4,106,595,538	800,000,000	26,675,300,000	(80,107,691,057)	366,300,839	39,493,272,519
Ordinary shares	9,707,000	-	-	-	-	-	-	-	-	9,707,000
Premium on ordinary shares	-	19,414,000	-	-	-	-	-	-	-	19,414,000
Appraisal surplus on asset revaluation	-	-	-	(193,246,513)	-	-	-	193,246,513	-	-
Revaluation surplus on investments	-	-	-	-	(2,117,914,293)	-	-	-	-	(2,117,914,293)
Net gain (loss) not recognised in the statement of income	-	-	-	(193,246,513)	(2,117,914,293)	-	-	193,246,513	-	(2,117,914,293)
Net income (restated)	-	-	-	-	-	-	-	14,755,969,264	-	14,755,969,264
Minority interests	-	-	-	-	-	-	-	-	(17,868,158)	(17,868,158)
Ending balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,158,475,280)	348,432,681	52,142,580,332
Adjustment for cumulative effects of change in accounting policy for prior years (Note 35)	-	-	-	-	-	-	-	(28,721,412)	(5,517)	(28,726,929)
Balance as of December 31, 2003, as restated	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	348,427,164	52,113,853,403
Ordinary shares	95,591,200	-	-	-	-	-	-	-	-	95,591,200
Premium on ordinary shares	-	182,841,415	-	-	-	-	-	-	-	182,841,415
Appraisal surplus on asset revaluation	-	-	-	(140,280,133)	-	-	-	140,280,133	-	-
Revaluation surplus on investments	-	-	-	-	(1,036,685,426)	-	-	-	-	(1,036,685,426)
Legal reserve (Note 24)	-	-	-	-	-	770,000,000	-	(770,000,000)	-	-
Reduce the accumulated retained deficit (Note 33)	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-	-
Net gain (loss) not recognised in the statement of income	-	(32,152,502,699)	(5,520,432,199)	(140,280,133)	(1,036,685,426)	(30,000,000)	(26,675,300,000)	64,518,515,031	-	(1,036,685,426)
Net income	-	-	-	-	-	-	-	15,340,463,877	-	15,340,463,877
Minority interests	-	-	-	-	-	-	-	-	(30,408,488)	(30,408,488)
Ending balance as of December 31, 2004	23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	318,018,676	66,665,655,981

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Baht								
	The Bank								
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Total
						Appropriated		Unappropriated (Deficit)	
						Legal Reserve	Other Reserves		
Beginning balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	800,000,000	26,675,300,000	(80,097,450,675)	35,075,015,569
Adjustment for cumulative effects of change in accounting policy for prior years (Note 35)	-	-	-	2,728,764,417	1,333,432,076	-	-	(10,240,382)	4,051,956,111
Balance as of December 31, 2002, as restated	23,530,947,170	49,505,506,440	5,520,432,199	9,095,881,390	4,106,595,538	800,000,000	26,675,300,000	(80,107,691,057)	39,126,971,680
Ordinary shares	9,707,000	-	-	-	-	-	-	-	9,707,000
Premium on ordinary shares	-	19,414,000	-	-	-	-	-	-	19,414,000
Appraisal surplus on asset revaluation	-	-	-	(193,246,513)	-	-	-	193,246,513	-
Revaluation surplus on investments	-	-	-	-	(2,117,914,293)	-	-	-	(2,117,914,293)
Net gain (loss) not recognised in the statement of income	-	-	-	(193,246,513)	(2,117,914,293)	-	-	193,246,513	(2,117,914,293)
Net income (restated)	-	-	-	-	-	-	-	14,755,969,264	14,755,969,264
Ending balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,158,475,280)	51,794,147,651
Adjustment for cumulative effects of change in accounting policy for prior years (Note 35)	-	-	-	-	-	-	-	(28,721,412)	(28,721,412)
Balance as of December 31, 2003, as restated	23,540,654,170	49,524,920,440	5,520,432,199	8,902,634,877	1,988,681,245	800,000,000	26,675,300,000	(65,187,196,692)	51,765,426,239
Ordinary shares	95,591,200	-	-	-	-	-	-	-	95,591,200
Premium on ordinary shares	-	182,841,415	-	-	-	-	-	-	182,841,415
Appraisal surplus on asset revaluation	-	-	-	(140,280,133)	-	-	-	140,280,133	-
Revaluation surplus on investments	-	-	-	-	(1,036,685,426)	-	-	-	(1,036,685,426)
Legal reserve (Note 24)	-	-	-	-	-	770,000,000	-	(770,000,000)	-
Reduce the accumulated retained deficit (Note 33)	-	(32,152,502,699)	(5,520,432,199)	-	-	(800,000,000)	(26,675,300,000)	65,148,234,898	-
Net gain (loss) not recognised in the statement of income	-	(32,152,502,699)	(5,520,432,199)	(140,280,133)	(1,036,685,426)	(30,000,000)	(26,675,300,000)	64,518,515,031	(1,036,685,426)
Net income	-	-	-	-	-	-	-	15,340,463,877	15,340,463,877
Ending balance as of December 31, 2004	23,636,245,370	17,555,259,156	-	8,762,354,744	951,995,819	770,000,000	-	14,671,782,216	66,347,637,305

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	15,340,463,877	14,755,969,264	15,340,463,877	14,755,969,264
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,504,231,070	1,596,957,689	1,430,913,405	1,555,132,035
Reversal on bad debt and doubtful accounts	(6,958,539,182)	(12,826,315,337)	(5,664,473,590)	(10,607,913,648)
Loss on debt restructuring	8,919,082,807	13,460,603,293	6,328,951,038	11,195,062,389
Normalized provisions	800,000,000	800,000,000	800,000,000	800,000,000
Interest income from amortization of revaluation allowance for debt restructuring	(1,511,663,615)	(2,024,009,160)	(237,967,825)	(668,293,809)
Loss on revaluation of investments	22,303,603	9,169,937	22,303,603	9,169,937
Loss on impairment of investments (reversal)	34,303,827	(545,357,305)	51,477,080	(1,209,495,760)
Amortization of goodwill	(6,461,730)	(11,163,399)	-	-
Gain on disposal of securities for investments	(2,136,425,257)	(830,650,326)	(1,954,213,307)	(696,326,263)
Amortization of premium and discount on debt instruments	1,272,792,462	4,049,106,932	1,269,959,198	4,046,305,536
Loss on impairment of foreclosed properties	705,227,221	429,498,050	545,554,936	429,498,050
(Reversal) loss on impairment of other assets	(382,255,452)	(133,483,894)	(346,931,418)	43,816,009
Loss on impairment of intangible assets	175,013,696	-	175,013,696	-
(Gain) loss on disposal of premises and equipment	(3,069,145)	1,540,969	(1,697,101)	(1,622,324)
Loss on impairment of premises and equipment (revesal)	1,416,000	(22,177,607)	1,416,000	(16,163,839)
Loss (gain) on transfer of financial assets	568,500,832	(2,578,129,356)	-	-
Share of (profit) loss from investments on equity method	(81,913,500)	(211,463,325)	160,175,561	(3,438,493,385)
Dividend income from subsidiaries and associated companies	106,424,242	28,573,946	320,453,985	206,878,073
Amortization of discount on debentures	4,041,988	4,158,787	4,041,988	4,158,787
Decrease in accrued interest receivables	515,601,260	439,107,022	167,070,186	449,290,841
(Increase) decrease in other accrued income	(146,946,729)	278,074,824	(138,923,020)	286,181,465
Decrease in accrued interest payables	(1,467,535,972)	(465,997,398)	(1,468,241,201)	(466,235,426)
Increase (decrease) in other accrued expenses	553,017,115	(75,339,762)	510,519,460	83,544,674
Decrease in other reserves	(137,000,000)	(438,737,100)	(137,000,000)	(438,737,100)
Minority interests in net income	51,878,404	29,341,439	-	-
Net income from operations before changes in operating assets and liabilities	17,742,487,822	15,719,278,183	17,178,866,551	16,321,725,506
(Increase) decrease in operating assets				
Interbank and money market items (assets)	30,014,898,766	(10,030,590,944)	29,043,337,326	(9,824,042,413)
Securities purchased under resale agreements	12,670,000,000	(13,310,000,000)	12,670,000,000	(13,310,000,000)
Investment for trading	(202,081,980)	6,196,717,795	(202,081,980)	6,196,717,795
Loans	(70,554,908,474)	(48,600,669,253)	(69,816,324,331)	(46,225,130,399)
Properties foreclosed	2,537,905,761	4,602,873,243	2,225,516,131	2,687,233,803
Other assets	(6,117,386,900)	(4,363,654,432)	(5,679,987,657)	(4,498,174,625)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Baht			
	Consolidated		The Bank	
	2004	2003 (Restated)	2004	2003 (Restated)
Increase (decrease) in operating liabilities				
Deposits	20,623,739,347	33,552,808,278	20,762,437,793	33,221,958,342
Interbank and money market items (liabilities)	4,424,077,823	443,478,939	4,269,077,823	1,202,478,939
Liabilities payable on demand	384,192,467	3,618,877,474	384,192,467	3,618,877,474
Other liabilities	506,120,461	(1,756,017,939)	377,944,987	(1,750,805,389)
Net Cash Provided by (Used in) Operating Activities	12,029,045,093	(13,926,898,656)	11,212,979,110	(12,359,160,967)
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	118,413,841,264	40,574,574,995	118,335,757,613	40,570,118,067
Proceeds from redemption of held to maturity debt instruments	15,448,808,318	54,311,470,265	13,957,126,358	53,485,130,265
Proceeds from disposal of general investments	6,343,310,805	3,526,537,522	6,143,905,395	1,861,356,923
Purchase of available for sale investments	(92,521,853,312)	(53,555,470,937)	(92,520,093,155)	(53,541,323,527)
Purchase of held to maturity debt instruments	(20,994,168,919)	(30,918,003,788)	(18,543,754,363)	(30,000,027,837)
Purchase of general investments	(4,720,205,477)	(1,306,409,989)	(4,735,448,427)	(1,360,805,668)
Purchase of investment in a subsidiary	(1,383,449,577)	(212,456,000)	(1,383,449,577)	(212,480,000)
Proceeds from disposal of premises and equipment	4,064,561	17,732,001	2,295,453	2,875,349
Purchase of premises and equipment	(902,657,361)	(786,134,640)	(880,171,003)	(771,465,356)
Purchase of intangible assets	(948,467,479)	(771,747,029)	(906,698,757)	(768,365,144)
Net Cash Provided by Investing Activities	18,739,222,823	10,880,092,400	19,469,469,537	9,265,013,072
CASH FLOWS FROM FINANCING ACTIVITIES				
(Decrease) increase in long-term borrowing	(39,967,145,600)	12,000,000,000	(39,967,145,600)	12,000,000,000
Increase in short-term borrowing	3,843,000,000	-	3,843,000,000	-
Increase in ordinary shares	95,591,200	9,707,000	95,591,200	9,707,000
Increase in premium on share capital	182,841,415	19,414,000	182,841,415	19,414,000
Dividend paid to minority interests	(85,671,917)	(47,336,720)	-	-
Net Cash (Used in) Provided by Financing Activities	(35,931,384,902)	11,981,784,280	(35,845,712,985)	12,029,121,000
Net (decrease) increase in cash and cash equivalents	(5,163,116,986)	8,934,978,024	(5,163,264,338)	8,934,973,105
Cash and cash equivalents at beginning of the year (Notes 3.1 and 4)	18,699,183,946	9,764,205,922	18,699,095,513	9,764,122,408
Cash and cash equivalents at end of the year (Notes 3.1 and 4)	13,536,066,960	18,699,183,946	13,535,831,175	18,699,095,513
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash (received) paid during the year				
Interest expense	8,500,186,381	13,677,833,777	8,494,616,107	13,657,353,580
Income tax	(117,985,084)	217,341,714	163,806,608	138,138,594

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank are commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of December 31, 2004 and 2003, the Bank had total staffing of 10,110 and 9,912 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND BASIS OF CONSOLIDATION

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The financial statements are prepared under the historical cost convention except as disclosed in the accounting policies.

For the convenience of the readers, this English language translation of the financial statements has been prepared from the Thai language financial statements which are issued for domestic reporting purposes.

2.2 The consolidated financial statements of the Bank for each of the years ended December 31, 2004 and 2003 comprise the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding	
	2004	2003
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.91	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Securities Public Company Limited (formerly: "Asset Plus Securities Public Company Limited") is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking. In December 2004, the Bank purchased 99.91% of the shares in this Company from Asia Plus Securities Public Company Limited. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements in 2004.

Kasikorn Asset Management Company Limited is a company,which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments or marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables of Ploy Asset Management Company Limited are stated at cost, after deduction of allowance for impairment. Ploy Assets Management Company Limited accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured, to loans at their fair value on the transfer date but not exceeding the outstanding debt based on the original contract. The fair value is determined based on the present value of future cash collections calculated using discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date was recognized as a gain/loss on the transfer date and included in gain/loss on transfer of financial assets in the statement of income (Note 35).

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the year. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's experience in loan risk and collateral value.

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the up of set an additional allowance by using the number of days past due (Note 8). The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting year.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In which case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occur when such risk is eliminated.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank sets aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Starting from the quarter ending June 30, 2002 normalized provisioning has been gradually accumulated on a quarterly basis and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting year.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Depreciation

Depreciation is charged to the income statement over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings acquired before July 1996	50 years	
Buildings acquired after July 1996	50 years	(Note 37)
Equipment	5-15 years	

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Intangible Assets

- **Goodwill**

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements is included in investments.

- **Other intangible assets**

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- **Amortization**

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-10 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.12 Income Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date.

3.13 *Translation of Foreign Currencies*

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the year are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the year.

3.14 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.15 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.16 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares which issue during the year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.18 Use of Accounting Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented it as a change in shareholders' equity for each of the years ended December 31, 2004 and 2003 as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Revaluation surplus (deficit) on investments	(1,037)	(2,117)

For each of the years ended December 31, 2004 and 2003, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 140 million and Baht 193 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the years ended December 31, 2004 and 2003, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 1,827 million and Baht 1,840 million, respectively on a consolidated basis and Baht 1,113 million and Baht 1,189 million, respectively for the Bank only.

For each of the years ended December 31, 2004 and 2003, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 61 million and Baht 66 million, respectively and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 7).

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated					
	2004			2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,961	-	1,961	2,611	-	2,611
Commercial banks	760	-	760	434	161	595
Other banks	4	-	4	3	-	3
Finance, securities and credit foncier companies	240	-	240	644	-	644
Others	-	400	400	-	-	-
Total Domestic	2,965	400	3,365	3,692	161	3,853
Less Allowance for doubtful accounts	(7)	(4)	(11)	(589)	-	(589)
Total	2,958	396	3,354	3,103	161	3,264
2. Foreign						
US Dollar	3,197	68,938	72,135	1,450	100,085	101,535
Japanese Yen	29	-	29	21	-	21
Other currencies	735	1	736	110	1	111
Total Foreign	3,961	68,939	72,900	1,581	100,086	101,667
Less Allowance for doubtful accounts	(4)	-	(4)	(8)	(1)	(9)
Total	3,957	68,939	72,896	1,573	100,085	101,658
Total Domestic and Foreign	6,915	69,335	76,250	4,676	100,246	104,922

(Million Baht)

	The Bank					
	2004			2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	1,961	-	1,961	2,611	-	2,611
Commercial banks	694	-	694	242	75	317
Other banks	4	-	4	3	-	3
Finance, securities and credit foncier companies	240	-	240	644	-	644
Others	-	400	400	-	-	-
Total Domestic	2,899	400	3,299	3,500	75	3,575
Less Allowance for doubtful accounts	(7)	(4)	(11)	(589)	-	(589)
Total	2,892	396	3,288	2,911	75	2,986
2. Foreign						
US Dollar	3,197	68,938	72,135	1,450	100,085	101,535
Japanese Yen	29	-	29	21	-	21
Other currencies	735	1	736	110	1	111
Total Foreign	3,961	68,939	72,900	1,581	100,086	101,667
Less Allowance for doubtful accounts	(4)	-	(4)	(8)	(1)	(9)
Total	3,957	68,939	72,896	1,573	100,085	101,658
Total Domestic and Foreign	6,849	69,335	76,184	4,484	100,160	104,644

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Government Bonds and BoT Bonds	18,195	31,710
State enterprise Bonds	845	-
Total	19,040	31,710

7 INVESTMENTS

Investments as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,409	113	(210)	14,312
1.2.2 Private enterprise debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,624	12	(1)	4,635
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	6,838	12	(42)	6,808
Less Allowance for impairment	(30)			-
Total	6,808			6,808
Total Current Investments - net	33,325			33,325

(Million Baht)

	Consolidated			
	2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,791	210	(119)	21,882
2.1.2 Private enterprise debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	247	353	(1)	599
2.1.5 Others	59	1	-	60
Total	39,262	678	(186)	39,754
Add Allowance for revaluation	492			-
Total	39,754			39,754
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,798	359	(488)	21,669
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,287	378	(1,359)	33,306
Less Allowance for impairment	(1,205)			-
Total	33,082			33,306
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,857	-	(813)	2,044
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,356	-	(1,984)	1,372
Total	6,632	-	(3,120)	3,512
Less Allowance for impairment	(3,120)			-
Total	3,512			3,512
Total Long-term Investments - net	76,348			76,572

(Million Baht)

	Consolidated			
	2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	805	1	-	806
1.1.2 Private enterprise debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	45,061	895	(164)	45,792
1.2.2 Private enterprise debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprise securities	9,527	30	-	9,557
1.3.2 Private enterprise debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,522	31	-	10,553
Total Current Investments - net	65,491			65,522

(Million Baht)

	Consolidated 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	322	440	(80)	682
Total	37,534	1,154	(165)	38,523
Add Allowance for revaluation	1,065			-
Less Allowance for impairment	(76)			-
Total	38,523			38,523
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,775	736	(368)	23,143
2.2.2 Private enterprises debt instruments	1,919	1	(948)	972
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,709	778	(1,361)	26,126
Less Allowance for impairment	(1,354)			-
Total	25,355			26,126
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,667	-	(1,264)	2,403
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	5,618	-	(2,773)	2,845
Total	9,764	-	(4,402)	5,362
Less Allowance for impairment	(4,402)			-
Total	5,362			5,362
Total Long-term Investments - net	69,240			70,011

(Million Baht)

	The Bank			
	2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,409	113	(210)	14,312
1.2.2 Private enterprises debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,957	9	-	2,966
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	5,171	9	(41)	5,139
Less Allowance for impairment	(30)			-
Total	5,141			5,139
Total Current Investments - net	31,658			31,656

(Million Baht)

	The Bank			
	2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	136	277	-	413
2.1.5 Others	59	1	-	60
Total	39,151	602	(185)	39,568
Add Allowance for revaluation	417			-
Total	39,568			39,568
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,727	358	(488)	21,597
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,216	377	(1,359)	33,234
Less Allowance for impairment	(1,205)			-
Total	33,011			33,234
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,819	-	(798)	2,021
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,238	-	(1,121)	2,117
Less Allowance for impairment	(1,121)			-
Total	2,117			2,117
Total Long-term Investments - net	74,696			74,919

(Million Baht)

	The Bank			
	2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	9,042	30	-	9,072
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	738	1	-	739
Total	10,037	31	-	10,068
Total Current Investments - net	65,006			65,037

(Million Baht)

	The Bank			
	2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	25,096	603	(42)	25,657
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	9,654	91	(28)	9,717
2.1.4 Marketable equity securities - domestic	302	427	(78)	651
Total	37,514	1,141	(163)	38,492
Add Allowance for revaluation	1,054			-
Less Allowance for impairment	(76)			-
Total	38,492			38,492
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	22,594	732	(369)	22,957
2.2.2 Private enterprises debt instruments	1,804	1	(926)	879
2.2.3 Foreign debt instruments	2,015	41	(45)	2,011
Total	26,413	774	(1,340)	25,847
Less Allowance for impairment	(1,332)			-
Total	25,081			25,847
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,466	-	(1,196)	2,270
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,885	-	(1,519)	2,366
Less Allowance for impairment	(1,519)			-
Total	2,366			2,366
Total Long-term Investments - net	65,939			66,705

As of December 31, 2004 and 2003, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 3,668 million and Baht 7,315 million, respectively, and the right to receive promissory notes from TAMC of Baht 2,658 million and Baht 95 million, respectively.

Gain (loss) on investments presented in the statement of income for each of the years ended December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Gain on disposal of investments				
Held for trading investments	95	206	95	206
Available-for-sale investments	1,565	2,171	1,530	2,168
Held-to-maturity debt	2	-	2	-
General investments	976	403	845	403
Investments in receivables	14	132	-	-
Total	2,652	2,912	2,472	2,777
Loss on disposal of investments				
Held for trading investments	(83)	(121)	(83)	(121)
Available-for-sale investments	(340)	(631)	(340)	(630)
General investments	(84)	(1,245)	(84)	(1,245)
Total	(507)	(1,997)	(507)	(1,996)
Loss from revaluation	(22)	(9)	(22)	(9)
(Loss) reversal on impairment	(34)	545	(51)	1,209
Total Gain on Investments	2,089	1,451	1,892	1,981

Revaluation surplus on investments as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Revaluation surplus on investments				
Debt instruments	49	1,384	49	1,384
Equity securities	903	605	829	593
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	74	12
Total	952	1,989	952	1,989

As of December 31, 2004 and 2003, a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2004				2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,524	25,164	5,512	36,200	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	287	2,559	-	2,846	919	3,235	-	4,154
1.3 Foreign debt instruments	9,458	10,809	3,834	24,101	5,470	8,422	1,232	15,124
Total	15,269	38,532	9,346	63,147	36,017	48,109	5,309	89,435
Add(Less) Allowance for revaluation	19	126	(95)	50	261	1,121	1	1,383
Total	15,288	38,658	9,251	63,197	36,278	49,230	5,310	90,818
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	4,624	15,472	6,326	26,422	9,527	15,365	7,410	32,302
2.2 Private enterprise debt instruments	4	278	783	1,065	257	226	1,693	2,176
2.3 Foreign debt instruments	2,210	11,428	-	13,638	738	2,015	-	2,753
Total	6,838	27,178	7,109	41,125	10,522	17,606	9,103	37,231
Less Allowance for impairment	(30)	-	(1,205)	(1,235)	-	(46)	(1,308)	(1,354)
Total	6,808	27,178	5,904	39,890	10,522	17,560	7,795	35,877
Total Debt Instruments	22,096	65,836	15,155	103,087	46,800	66,790	13,105	126,695

(Million Baht)

	The Bank							
	2004				2003			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	5,524	25,164	5,512	36,200	29,628	36,452	4,077	70,157
1.2 Private enterprise debt instruments	287	2,559	-	2,846	919	3,235	-	4,154
1.3 Foreign debt instruments	9,458	10,809	3,834	24,101	5,470	8,422	1,232	15,124
Total	15,269	38,532	9,346	63,147	36,017	48,109	5,309	89,435
Add(Less)Allowance for revaluation	19	126	(95)	50	261	1,121	1	1,383
Total	15,288	38,658	9,251	63,197	36,278	49,230	5,310	90,818
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	2,957	15,401	6,326	24,684	9,042	15,184	7,410	31,636
2.2 Private enterprise debt instruments	4	278	783	1,065	257	226	1,578	2,061
2.3 Foreign debt instruments	2,210	11,428	-	13,638	738	2,015	-	2,753
Total	5,171	27,107	7,109	39,387	10,037	17,425	8,988	36,450
Less Allowance for impairment	(30)	-	(1,205)	(1,235)	-	(46)	(1,286)	(1,332)
Total	5,141	27,107	5,904	38,152	10,037	17,379	7,702	35,118
Total Debt Instruments	20,429	65,765	15,155	101,349	46,315	66,609	13,012	125,936

As of December 31, 2004 and 2003, investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated				
	2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

(Million Baht)

	Consolidated 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	568	43	93	(1,540)
Total	1,405	903	404	93	(1,927)

(Million Baht)

	The Bank 2004				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

(Million Baht)

	The Bank 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	452	43	-	(1,517)
Total	1,405	787	404	-	(1,904)

As of December 31, 2004 and 2003, investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2004	2003	2004	2003	2004	2003 (Restate)	2004	2003	2004	2003 (Restate)
Phethai Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,659	3,723
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,938	3,305
Kasikorn Research Center Co., Ltd.	Service	99.99%	99.99%	3	3	21	22	3	3	21	22
Progress Land and Buildings Co., Ltd.	Property Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,374	1,360
Kanpai Co., Ltd.	Service	99.99%	99.99%	21	21	54	60	21	21	54	60
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	26	21	4	4	26	21
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	304	231
Progress Facilities Management Co., Ltd.	Service	99.99%	99.99%	5	5	16	12	5	5	16	12
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	11	10	6	6	11	10
Kasikorn Leasing Co., Ltd.	Service	99.99%	-	60	-	60	-	60	-	60	-
Progress Software Co., Ltd.	Service	99.99%	60.00%	18	6	45	33	18	6	45	33
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	18	10	3	3	18	10
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	26	16	2	2	26	16
Progress HR Co., Ltd.	Service	99.94%	-	1	-	1	-	1	-	1	-
Kasikorn Securities Public Co., Ltd.	Securities Business	99.91%	-	-	-	-	-	1,310	-	1,305	-

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		2004	2003	2004	2003	2004	2003 (Restate)	2004	2003	2004	2003 (Restate)
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	26	67	5	5	26	67
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	594	640
Thai Administration Services Co., Ltd.	Service	51.00%	51.00%	13	13	19	21	13	13	19	21
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	160	144	3	3	160	144
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	1	1	1	1	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	3	4	14	14	3	4
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	168	184	355	355	168	184
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				527	454	669	619	15,455	14,072	10,843	9,878
Less Allowance for impairment				(383)	(261)	(207)	(98)	(3,335)	(3,212)	(207)	(98)
Investments in Subsidiaries and Associated Companies - Net				144	193	462	521	12,120	10,860	10,636	9,780

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand and from management information that has not been audited or reviewed by the auditors in accordance with standards established by The Institute of Certified Accountants and Auditors of Thailand.

As of December 31, 2004 and 2003, investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Agricultural and mining	48	-	-	-
Manufacturing and commerce	277	285	277	285
Property development and construction	1,153	1,274	1,153	1,274
Infrastructure and services	6	6	1	1
Others	394	420	394	420
Total	1,878	1,985	1,825	1,980

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the is audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2004 and 2003

	Million Baht	
	2004	2003
ASSETS		
Cash and deposits at financial institutions	161	112
Long-term investments - net	50	-
Investments in receivables - net	4,981	8,746
Loans, receivables and accrued interest receivables - net	4,508	6,355
Properties foreclosed - net	1,124	365
Equipment - net	6	20
Other assets - net	402	31
Total Assets	11,232	15,629
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	7,440	11,850
Other liabilities	133	56
Shareholders' Equity	3,659	3,723
Total Liabilities and Shareholders' Equity	11,232	15,629

Phethai Asset Management Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
Interest and dividend income	608	969
Interest expense	98	204
Net income from interest and dividend	510	765
Reversal of bad debt and doubtful accounts	(104)	(38)
Loss on debt restructuring	1,018	1,469
Net expense from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring	(404)	(666)
Non-interest income	742	3,036
Non-interest expense	402	608
Net (loss) profit	(64)	1,762
Basic (loss) earnings per share (Baht)	(0.11)	2.94

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) profit	(64)	1,762
Add (less) Adjustments to reconcile net (loss) profit to net cash from operating activities		
Gain on transfer of financial assets	(829)	(2,734)
Loss on impairment of investments in receivables (reversal)	265	(7)
Reversal of bad debt and doubtful accounts	(104)	(38)
Loss on debt restructuring	1,018	1,469
Interest income from amortization of revaluation allowance for debt restructuring	(320)	(699)
Depreciation and amortization	6	5
Loss on impairment of properties foreclosed (revesal)	65	(12)
Loss on impairment of assets to be transferred	59	-
Loss on impairment of investments	7	-
Reversal of loss on impairment of other assets	(34)	(170)
Decrease in accrued interest payables	(27)	(29)
Increase (decrease) in accrued expenses	30	(146)
Net profit (loss) from operations before changes in operating assets and liabilities	72	(599)
Decrease in operating assets		
Investments in receivables	459	1,622
Loans and receivables	3,836	3,350
Properties foreclosed	64	286
Other assets	20	153
Increase (decrease) in operating liabilities		
Other liabilities	47	(14)
Net Cash Provided by Operating Activities	4,498	4,798
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of general long-term investments	(31)	-
Purchases of intangible assets	(7)	(3)
Purchases of equipment	(1)	-
Net Cash Used in Investing Activities	(39)	(3)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Year Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(4,410)	(5,000)
Net Cash (Used in) provided by Financing Activities	(4,410)	(5,000)
Net increase(decrease) in cash and cash equivalents	49	(205)
Cash and cash equivalents at the beginning of the years	112	317
Cash and cash equivalents at the end of the years	161	112
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash (received) paid during the year		
Interest expense	125	233
Income tax	(2)	-

Ploy Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2004 and 2003

	Million Baht	
	2004	2003
ASSETS		
Cash and deposits at financial institutions	23	84
Long-term investments – net	185	266
Investments in receivables – net	1,372	2,845
Loans, receivables and accrued interest receivables – net	4,013	5,510
Properties foreclosed – net	2,973	2,595
Leasehold improvement and equipment – net	1	3
Other assets – net	87	34
Total Assets	8,654	11,337
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	5,665	8,005
Other liabilities	16	27
Shareholders' Equity	2,973	3,305
Total Liabilities and Shareholders' Equity	8,654	11,337

Ploy Asset Management Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
Interest and dividend income	1,186	1,008
Interest expense	68	145
Net income from interest and dividend	1,118	863
(Reversal) bad debt and doubtful accounts	(510)	764
Loss on debt restructuring	1,572	797
Net income (expense) from interest and dividend		
After bad debt and doubtful		
accounts and loss on debt restructuring	56	(698)
Non-interest (expense) income	(205)	2,192
Non-interest expense	247	202
Net (loss) profit	(396)	1,292
Basic (loss) earnings per share (Baht)	(0.79)	2.58

Ploy Asset Management Company Limited

Statements of Cash Flows

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) profit	(396)	1,292
Add (less) Adjustments to reconcile net (loss) profit to net cash from operating activities		
Gain on investments in securities	(224)	(37)
Loss (gain) on transfer of financial assets	569	(2,578)
Loss on impairment of investments in receivables	-	699
(Reversal) bad debt and doubtful accounts	(510)	764
Loss on debt restructuring	1,572	797
Interest income from amortization of revaluation allowance for debt restructuring	(953)	(657)
Depreciation and amortization	2	2
Gain on disposal of equipment	-	(1)
Loss on impairment of properties foreclosed	95	5
Reversal of loss on impairment of other assets	(2)	(7)
Decrease in accrued interest payables	-	(3)
Increase (decrease) in accrued expenses	1	(36)
Net profit from operations before changes in operating assets and liabilities	154	240
(Increase) decrease in operating assets		
Investments in receivables	17	1,531
Loans and receivables	1,700	1,205
Properties foreclosed	32	1,325
Prepaid income tax	23	(14)
Other assets	2	7
Decrease in operating liabilities		
Deferred income	(6)	-
Other liabilities	(5)	-
Net Cash Provided by Operating Activities	1,917	4,294

Ploy Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of general long-term investments	362	7
Purchases of long-term investments	-	(6)
Proceeds from disposal of equipment	-	1
Net Cash Provided by Investing Activities	362	2
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(2,340)	(4,365)
Net Cash Used in Financing Activities	(2,340)	(4,365)
Net decrease in cash and cash equivalents	(61)	(69)
Cash and cash equivalents at the beginning of the years	84	153
Cash and cash equivalents at the end of the years	23	84
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid (received) during the years		
Interest expense	68	149
Income tax	(23)	14

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of December 31, 2004 and 2003

	Million Baht	
	2004	2003
ASSETS		
Cash and deposits at financial institutions	109	23
Investments – net	358	300
Other current assets	7	7
Properties foreclosed – net	565	692
Premises and equipment – net	346	359
Total Assets	1,385	1,381
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	12	23
Shareholders' equity	1,373	1,358
Total Liabilities and Shareholders' Equity	1,385	1,381

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
Revenues	118	40
Expense	99	42
Net profit (loss)	19	(2)
Earnings (loss) per share (Baht)	0.94	(0.11)

Kasikorn Factoring Company Limited

Condensed Balance Sheets

As of December 31, 2004 and 2003

	Million Baht	
	2004	2003 (Restated)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	103	39
Factoring receivables – net	2,708	1,836
Current portion of finance lease receivables – net	90	146
Current portion of installation receivables – net	16	6
Other current assets	16	9
Non-Current Assets		
Factoring receivables due over one year	95	4
Finance lease receivables – net	104	119
Installment receivables – net	34	32
Other non-current assets	16	6
Total Assets	3,182	2,197
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,700	1,090
Accounts payables	4	1
Factoring payables	616	404
Current portion of long-term loan	260	100
Long term loan - net	220	300
Other liabilities	88	84
Shareholders' Equity	294	218
Total Liabilities and Shareholders' Equity	3,182	2,197

Kasikorn Factoring Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
		(Restated)
Revenues	244	215
Expense	168	157
Net profit	76	58
Earnings per share (Baht)	47.71	36.68

Kasikorn Security Public Company Limited

Condensed Balance Sheet

As of December 31, 2004

	Million Baht
ASSETS	
Cash and cash equivalents	2
Investments – net	760
Other assets	7
Total Assets	769
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities	3
Shareholders' Equity	766
Total Liabilities and Shareholders' Equity	769

Kasikorn Security Public Company Limited

Condensed Statements of Income

For the Year Ended December 31, 2004

	Million Baht
Revenues	456
Expense	357
Net profit	99
Earnings per share (Baht)	1.65

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

As of December 31, 2004 and 2003

	Million Baht	
	2004	2003 (Restated)
ASSETS		
Cash and cash equivalents	83	295
Investments – net	627	374
Fee receivables	81	73
Properties foreclosed – net	1	2
Premises and equipment – net	165	176
Other assets	335	392
Total Assets	1,292	1,312
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	182	95
Shareholders' Equity	1,110	1,217
Total Liabilities and Shareholders' Equity	1,292	1,312

Kasikorn Asset Management Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2004 and 2003

	Million Baht	
	2004	2003
		(Restated)
Revenues	768	489
Expense	575	389
Net profit	193	100
Earnings per share (Baht)	7.12	3.68

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets As of December 31,					
	2004 (Unaudited) (Reviewed)			2003 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	23	2	21	24	4	20
Kanpai Co., Ltd.	134	79	55	105	44	61
Progress Plus Co., Ltd.	59	33	26	54	36	18
Progress Facilities Management Co., Ltd.	25	9	16	20	7	13
Progress Services Co., Ltd.	33	6	27	23	6	17
Progress Management Co., Ltd.	17	6	11	17	8	9
Progress Storage Co., Ltd.	20	2	18	13	3	10
Progress Appraisal Co., Ltd.	48	21	27	88	21	67
Progress Software Co., Ltd.	65	20	45	71	15	56
Thai Administration Services Co., Ltd.	91	54	37	112	70	42
Progress H.R. Co., Ltd.	1	-	1	-	-	-
Kasikorn Leasing Co.,Ltd.	60	-	60	-	-	-
	576	232	344	527	214	313

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income							
	For Each of the Years Ended December 31,							
	2004 (Unaudited) (Reviewed)				2003 (Audited)			
	Revenue	Expenses	Net Profit	Earnings per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kasikorn Research Center Co., Ltd.	48	47	1	5.26	51	47	4	43.84
Kanpai Co., Ltd.	167	139	28	138.62	155	140	15	73.54
Progress Plus Co., Ltd.	358	355	3	33.83	387	375	12	51.59
Progress Facilities Management Co., Ltd.	61	58	3	65.15	57	53	4	71.00
Progress Services Co., Ltd.	146	136	10	514.56	138	127	11	546.84
Progress Management Co., Ltd.	35	33	2	26.27	32	31	1	9.53
Progress Storage Co., Ltd.	26	11	15	495.92	20	14	6	198.78
Progress Appraisal Co., Ltd.	149	137	12	2,454.42	131	111	20	3,935.19
Progress Software Co., Ltd.	113	98	15	146.02	13	12	1	8.90
Thai Administration Services Co., Ltd.	92	82	10	0.99	89	74	15	1.50
	1,195	1,096	99		1,073	984	89	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of December 31, 2004 and 2003 consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Overdrafts	133,708	142,022	125,871	124,024
Loans	259,209	236,523	243,911	224,433
Bills	177,657	149,970	189,467	163,758
Others	22,015	19,403	18,868	17,875
Total	592,589	547,918	578,117	530,090
Add Accrued interest receivable	2,455	2,971	1,318	1,485
	595,044	550,889	579,435	531,575
Less Allowance for doubtful accounts	(39,068)	(59,268)	(26,968)	(42,996)
Less Revaluation allowance for debt restructuring	(4,878)	(6,666)	(2,297)	(4,721)
Less Normalized provisioning	(2,400)	(1,600)	(2,400)	(1,600)
Total	548,698	483,355	547,770	482,258

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Within 1 year	374,926	359,150	378,858	363,400
Over 1 year	220,118	191,739	200,577	168,175
Total	595,044	550,889	579,435	531,575

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	568,678	12	568,690	529,593	12	529,605
US Dollars	21,496	1,442	22,938	16,945	1,958	18,903
Other currencies	3,400	16	3,416	2,317	64	2,381
Total	593,574	1,470	595,044	548,855	2,034	550,889

(Million Baht)

	The Bank					
	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	553,069	12	553,081	510,279	12	510,291
US Dollars	21,496	1,442	22,938	16,945	1,958	18,903
Other currencies	3,400	16	3,416	2,317	64	2,381
Total	577,965	1,470	579,435	529,541	2,034	531,575

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,948	406	394	359	2,032	18,139
Manufacturing and commerce	312,191	2,902	3,021	8,091	27,195	353,400
Property development and construction	30,206	841	1,034	720	8,792	41,593
Infrastructure and services	51,612	752	2,904	1,361	5,670	62,299
Housing loans	53,488	950	802	868	8,211	64,319
Others	50,224	432	296	604	1,489	53,045
	512,669	6,283	8,451	12,003	53,389	592,795
Kasikorn Factoring Co., Ltd.						2,455
Unearned discounts received in advance						(206)
Total						595,044

(Million Baht)

	Consolidated					
	2003					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,100	727	130	171	2,971	19,099
Manufacturing and commerce	267,235	6,902	1,598	3,417	44,237	323,389
Property development and construction	25,416	1,495	278	754	12,661	40,604
Infrastructure and services	50,550	1,971	378	1,325	8,409	62,633
Housing loans	43,757	2,210	722	1,016	11,760	59,465
Others	40,378	496	209	173	2,870	44,126
	442,436	13,801	3,315	6,856	82,908	549,316
Kasikorn Factoring Co., Ltd.						1,752
Unearned discounts received in advance						(179)
Total						550,889

(Million Baht)

	The Bank					
	2004					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	14,945	337	394	359	1,711	17,746
Manufacturing and commerce	307,197	2,438	3,020	8,091	18,482	339,228
Property development and construction	27,362	448	1,035	720	5,546	35,111
Infrastructure and services	49,771	562	2,904	1,361	4,114	58,712
Housing loans	53,288	840	802	868	5,832	61,630
Others	64,826	387	296	604	1,101	67,214
	517,389	5,012	8,451	12,003	36,786	579,641
Unearned discounts received in advance						(206)
Total						579,435

(Million Baht)

	The Bank 2003					
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Total
Agricultural and mining	15,081	721	130	171	2,541	18,644
Manufacturing and commerces	261,136	6,273	1,598	3,417	30,240	302,664
Property development and construction	23,303	1,169	278	754	8,634	34,138
Infrastructure and services	48,160	1,558	378	1,325	6,212	57,633
Housing loans	43,163	2,056	722	1,016	8,598	55,555
Others	60,617	459	209	173	1,662	63,120
	451,460	12,236	3,315	6,856	57,887	531,754
Unearned discounts received in advance						(179)
Total						531,575

5. Classified by Account Status

(Million Baht)

	Consolidated 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	512,669	171,697	1	5,692*
Special Mention	6,283	1,377	2	191
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	53,389	18,598	100	18,928**
Allowance established in excess of BOT regulations	-	-		11,782
	592,795	198,750		38,989
Kasikorn Factoring Co., Ltd.	2,455	2,455		79
Unearned discounts received in advance	(206)	(206)		-
Total	595,044	200,999		39,068

* Includes the allowance for doubtful accounts of two asset management companies as per the BoT's audit result, which is transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loan in accordance with the BoT regulations.

(Million Baht)

	Consolidated 2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	442,436	152,758	1	4,424
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	82,908	34,891	100	34,891
Allowance established in excess of BOT regulations	-	-		18,545
	549,316	192,369		59,194
Kasikorn Factoring Co., Ltd.	1,752	1,698		74
Unearned discounts received in advance	(179)	(179)		-
Total	550,889	193,888		59,268

(Million Baht)

	The Bank 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,389	181,668	1	5,175
Special Mention	5,012	957	2	100
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	36,786	11,560	100	11,831**
Allowance established in excess of BOT regulations	-	-		7,466
	579,641	201,263		26,968
Unearned discounts received in advance	(206)	(206)		
Total	579,435	201,057		

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank			
	2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	451,460	167,041	1	4,515
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Doubtful of Loss	57,887	23,563	100	23,563
Allowance established in Excess of BOT regulations	-	-		13,615
	531,754	195,010		42,996
Unearned discounts received in advance	(179)	(179)		
Total	531,575	194,831		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of December 31, 2004 and 2003, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation [(1)]	579,838	19,002	7,939	591,854[(2)]
Percentage of total loans	9.81	75.82	19.31	12.30

(Million Baht)

	2003			
		Phethai - AMC		The Bank and
	The Bank	(Original principal)	Ploy - AMC	AMC
Non-performing loans	68,316	22,610	1,393	92,319
Total loans used for NPL ratio				
calculation [1]	531,903	28,908	8,307	547,979[2]
Percentage of total loans	12.84	78.21	16.77	16.85

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of December 31, 2004 and 2003 amounting to Bath 14,925 millions and Baht 21,139 millions, respectively.

As of December 31, 2004 and 2003, non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2004				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	71,353	19,002	7,939	55	98,349
Total loans used for ratio					
Calculation*	579,838	19,002	7,939	2,455	594,309**
Percentage of total loans	12.31	100.00	100.00	2.23	16.55

(Million Baht)

	2003				
		Phethai – AMC		Kasikorn	The Bank and
	The Bank	(Original principals)	Ploy – AMC	Factoring	Subsidiaries
Non-accrual loans	112,532	28,908	8,307	61	149,808
Total loans used for ratio					
Calculation*	531,903	28,908	8,307	1,752	549,731**
Percentage of total loans	21.16	100.00	100.00	3.48	27.25

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of December 31, 2004 and 2003 amounting to Baht 14,925 millions and Baht 21,139 millions, respectively.

As of December 31, 2004 and 2003, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	2004			2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,499	834	274	1,784	478	413

(Million Baht)

	The Bank					
	2004			2003		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,148	530	227	1,454	469	92

As of December 31, 2004 and 2003, the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,440
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,665
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,340
	Loans	3 Years	Fixed Rate	480

(Million Baht)

	2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,005
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	885
	Loans	3 Years	Fixed Rate	400

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the years ended December 31, 2004 and 2003, the Bank transferred to TAMC sub-quality assets relating to 4 borrowers and 12 borrowers with a gross book value (as of their transfer dates) of Baht 61 million and Baht 124 million, respectively (up to December 31, 2004 totaling Baht 14,572 million). The estimated total transfer price was Baht 61 million and Baht 66 million (up to December 31, 2004 totaling Baht 10,163 million). As of December 31, 2004, the Bank received promissory notes from TAMC of Baht 7,505 million and TAMC is examining the remaining assets of Baht 2,658 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

9 TROUBLED DEBT RESTRUCTURING

During the years ended December 31, 2004 and 2003 the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2004		2003		2004		2003	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	5,227	31,398	6,378	46,089	4,454	17,634	5,484	32,678
Debt restructuring contracts that incurred no losses	14,218	26,057	18,053	35,765	13,478	23,239	16,609	31,111
Total	19,445	57,455	24,431	81,854	17,932	40,873	22,093	63,789

Losses on debt restructuring for each of the years ended December 31, 2004 and 2003 were as follows:

(Million Baht)

	Consolidated 2004					
		The Outstanding Debt		Transferred Assets		Loss on Debt Restructuring
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	
Transfers of assets	4,049	13,115	-	Cash, land, premises and investments	8,113	5,002
Changes of repayment conditions	852	14,105	13,285	-	-	1,973
Debt restructuring in various forms	326	4,178	1,559	Cash, land, premises and investments	1,108	2,152
Total	5,227	31,398	14,844		9,221	9,127

(Million Baht)

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
		Consolidated 2003				
Transfers of assets	5,299	23,473	-	Cash, land, premises and investments	15,322	8,151
Changes of repayment conditions	816	16,463	14,885	-	-	3,203
Debt restructuring in various forms	263	6,153	3,812	Cash, land, premises and investments	1,809	2,401
Total	6,378	46,089	18,697		17,131	13,755

(Million Baht)

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
		The Bank 2004				
Transfers of assets	3,926	11,822	-	Cash, land, premises and investments	7,386	4,436
Changes of repayment conditions	247	2,351	2,142	-	-	410
Debt restructuring in various forms	281	3,461	1,312	Cash, land, premises and investments	977	1,691
Total	4,454	17,634	3,454		8,363	6,537

(Million Baht)

		The Bank 2003				
		The Outstanding Debt		Transferred Assets		Loss on Debt
		Before	After			Restructuring
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	
Transfers of assets	5,027	20,709	-	Cash, land, premises and investments	13,234	7,475
Changes of repayment conditions	213	6,557	5,891	-	-	1,918
Debt restructuring in various forms	244	5,412	3,770	Cash, land, premises and investments	1,372	2,110
Total	5,484	32,678	9,661		14,606	11,503

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the years ended December 31, 2004 and 2003 are as follows:

(Million Baht)

Consolidated

	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	900	12,730	10,578	8,367	679	10,557	8,045	4,857
5 to 10 years	159	2,065	1,528	1,298	115	5,331	4,206	4,024
Over 10 years	119	3,488	2,738	2,388	285	6,728	6,446	6,245
Total	1,178	18,283	14,844	12,053	1,079	22,616	18,697	15,126

(Million Baht)

	The Bank							
	2004				2003			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Year	Cases	Before Restructuring	After Restructuring	End of Year
Less than 5 years	476	4,152	2,755	2,238	415	5,468	3,962	2,692
5 to 10 years	21	353	104	103	27	2,765	1,976	1,974
Over 10 years	31	1,307	595	588	15	3,736	3,723	3,695
Total	528	5,812	3,454	2,929	457	11,969	9,661	8,361

The Bank and its subsidiaries recognized interest income from debt restructuring for each of the years ended December 31, 2004 and 2003 as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	2,352	2,858	927	1,320

As of December 31, 2004 and 2003, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Debt restructuring contracts that incurred losses	90	117

As of December 31, 2004 and 2003, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	12,053	15,126	2,929	8,361
Debt restructuring contracts that incurred no losses	16,220	22,702	14,343	21,237
Total	28,273	37,828	17,272	29,598

As of December 31, 2004 and 2003, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Debt restructuring contracts that incurred losses	23,448	28,354	14,625	20,940
Debt restructuring contracts that incurred no losses	44,293	57,298	39,532	50,941
Total	67,741	85,652	54,157	71,881

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the years were as follows:

(Million Baht)

Consolidated

2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,424	276	130	928	34,891	18,545	59,194
Transferred from investments in Receivables	-	-	-	-	778	-	778
Doubtful accounts (reversal)	1,268	(85)	631	707	(2,142)	(6,763)	(6,384)
Bad debts recovered	-	-	-	-	1,565	-	1,565
Bad debts written off	-	-	-	-	(16,348)	-	(16,348)
Others	-	-	-	-	184	-	184
Balance at ended of the year	5,692	191	761	1,635	18,928	11,782	38,989
Kasikorn Factoring Co., Ltd							79
Balance at end of the year							39,068

(Million Baht)

Consolidated

2003

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	575	44	666
Doubtful accounts (reversal)	663	20	(125)	(1,066)	(4,030)	(8,247)	(12,785)
Bad debts recovered	-	-	-	-	1,795	-	1,795
Bad debts written off	-	-	-	-	(8,259)	-	(8,259)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	887	-	887
Balance at ended of the year	4,424	276	130	928	34,891	18,545	59,194
Kasikorn Factoring Co., Ltd							74
Balance at end of the year							59,268

(Million Baht)

The Bank

2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,515	245	130	928	23,563	13,615	42,996
Doubtful accounts (reversal)	660	(145)	631	707	(785)	(6,149)	(5,081)
Bad debt recovered	-	-	-	-	1,565	-	1,565
Bad debt written off	-	-	-	-	(12,381)	-	(12,381)
Others	-	-	-	-	(131)	-	(131)
Balance at end of the year	5,175	100	761	1,635	11,831	7,466	26,968

(Million Baht)

	The Bank						
	2003						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	565	16	(125)	(1,066)	(3,679)	(6,271)	(10,560)
Bad debt recovered	-	-	-	-	1,795	-	1,795
Bad debt written off	-	-	-	-	(3,039)	-	(3,039)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	(60)	-	(60)
Balance at end of the year	4,515	245	130	928	23,563	13,615	42,996

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during year were as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Balance at beginning of the year	6,666	2,755	4,721	2,647
Addition	1,586	3,357	513	2,825
Decrease due to writing off	(2,699)	-	(2,699)	-
Change of classification	837	2,660	-	-
Amortization to interest income	(1,512)	(2,106)	(238)	(751)
Balance at end of the year	4,878	6,666	2,297	4,721

12 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the year were as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Balance at beginning of the year	1,600	800
Addition	800	800
Balance at end of the year	2,400	1,600

13 PROPERTIES FORECLOSED

Properties foreclosed as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated 2004			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,075	5,780	(2,592)	20,263
1.2 Movable assets	28	-	-	28
Total	17,103	5,780	(2,592)	20,291
2. Others	1,169	4	(247)	926
Total Foreclosed Properties	18,272	5,784	(2,839)	21,217
Less Allowances for impairment	(3,755)	(705)	640	(3,820)
Total Foreclosed Properties – net	14,517	5,079	(2,199)	17,397

(Million Baht)

	Consolidated 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,063	4,364	(5,352)	17,075
1.2 Movable assets	26	2	-	28
Total	18,089	4,366	(5,352)	17,103
2. Others	1,442	90	(363)	1,169
Total Foreclosed Properties	19,531	4,456	(5,715)	18,272
Less Allowances for impairment	(4,444)	(472)	1,161	(3,755)
Total Foreclosed Properties – net	15,087	3,984	(4,554)	14,517

(Million Baht)

Type of Foreclosed Properties	The Bank 2004 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	13,891	4,285	(2,379)	15,797
1.2 Movable assets	28	-	-	28
Total	13,919	4,285	(2,379)	15,825
2. Others	283	-	(37)	246
Total Foreclosed Properties	14,202	4,285	(2,416)	16,071
Less Allowances for impairment	(3,342)	(545)	551	(3,336)
Total Foreclosed Properties - net	10,860	3,740	(1,865)	12,735

(Million Baht)

Type of Foreclosed Properties	The Bank 2003 Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701	2,895	(3,705)	13,891
1.2 Movable assets	26	2	-	28
Total	14,727	2,897	(3,705)	13,919
2. Others	376	90	(183)	283
Total Foreclosed Properties	15,103	2,987	(3,888)	14,202
Less Allowances for impairment	(4,034)	(446)	1,138	(3,342)
Total Foreclosed Properties - net	11,069	2,541	(2,750)	10,860

14 CLASSIFIED ASSETS

As of December 31, 2004 and 2003, assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower,were as follows:

(Million Baht)

	Consolidated 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	516,385	-	-	516,385
Special Mention	-	6,283	-	-	6,283
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,024	-	-	12,024
Doubtful of Loss	5,575	53,422	1,736	1,102	61,835
Total	5,575	596,559	1,736	1,102	604,972

(Million Baht)

	Consolidated 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	445,174	-	21	445,195
Special Mention	-	13,800	-	-	13,800
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,883	-	-	6,883
Doubtful of Loss	5,645	83,529	1,582	1,420	92,176
Total	5,645	552,701	1,582	1,441	561,369

(Million Baht)

	The Bank				
	2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	518,704	-	-	518,704
Special Mention	-	5,012	-	-	5,012
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,003	-	-	12,003
Doubtful of Loss	3,584	36,786	1,369	991	42,730
Total	3,584	580,950	1,369	991	586,894

(Million Baht)

	The Bank				
	2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	452,506	-	-	452,506
Special Mention	-	12,236	-	-	12,236
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,856	-	-	6,856
Doubtful of Loss	3,661	58,474	1,360	1,339	64,834
Total	3,661	533,387	1,360	1,339	539,747

15 PREMISES AND EQUIPMENT

From October 1, 2004, estimated useful lives of buildings acquired after July 1996 have been prospectively changed from 30 years to 50 years in accordance to the estimation of independent appraisers. (Note 36)

Changes in premises and equipment for the year ended December 31, 2004 are summarized as follows:

(Million Baht)

Consolidated

2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,936	-	9	-	-	2,945	-	-	-	-	-	479	4	483	2,457	2,462
Revalued cost in 2000	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
Building																
Cost	9,303	-	19	-	(6)	9,316	3,074	249	-	(1)	3,322	334	-	334	5,895	5,660
Revalued cost																
- in 2000	4,877	-	-	-	-	4,877	1,937	140	-	-	2,077	-	-	-	2,940	2,800
- in 2002	10	-	-	-	-	10	5	-	-	-	5	-	-	-	5	5
Equipment	11,669	3	485	(51)	(151)	11,955	9,260	714	(50)	(147)	9,777	-	1	1	2,409	2,177
Others	469	900	-	(14)	(621)	734	48	13	(13)	-	48	-	-	-	421	686
Total	35,221	903	513	(65)	(778)	35,794	14,324	1,116	(63)	(148)	15,229	813	5	818	20,084	19,747

Depreciation presented in the statement of income of the Bank and its subsidiaries for each of the years ended December 31, 2004 and 2003 amounted to Baht 1,116 million and Baht 1,210 million, respectively (including depreciation on building revaluation of Baht 140 million and Baht 148 million, respectively). As of December 31, 2004 and 2003, premises and equipment with an original cost of Baht 7,404 million and Baht 7,005 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

2004

	Change of Cost						Change of Accumulated Depreciation					Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase	Transfer in	Disposal	Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Land																
Cost	2,842	-	9	-	-	2,851	-	-	-	-	-	461	4	465	2,381	2,386
Revalued cost in 2000	5,957	-	-	-	-	5,957	-	-	-	-	-	-	-	-	5,957	5,957
Building																
Cost	8,660	-	19	-	(6)	8,673	2,961	228	-	(1)	3,188	240	-	240	5,459	5,245
Revalued cost																
- in 2000	4,877	-	-	-	-	4,877	1,937	140	-	-	2,077	-	-	-	2,940	2,800
- in 2002	10	-	-	-	-	10	5	-	-	-	5	-	-	-	5	5
Equipment	11,628	1	485	(49)	(151)	11,914	9,233	707	(48)	(147)	9,745	-	1	1	2,395	2,168
Others	401	879	-	-	(621)	659	-	-	-	-	-	-	-	-	401	659
Total	34,375	880	513	(49)	(778)	34,941	14,136	1,075	(48)	(148)	15,015	701	5	706	19,538	19,220

Depreciation presented in the statement of income of the Bank for each of the years ended December 31, 2004 and 2003 amounted to Baht 1,075 million and Baht 1,167 million, respectively (including depreciation on building revaluation of Baht 140 million and Baht 148 million, respectively). As of December 31, 2004 and 2003, premises and equipment with an original cost of Baht 7,399 million and Baht 6,964 million, respectively, were fully depreciated but still in use.

16 INTANGIBLE ASSET

Changes in intangible asset for the year ended December 31, 2004 are summarized as follows:

(Million Baht)

Consolidated

2004

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Leasehold	1,030	13	(213)	830	579	49	(211)	417	-	-	-	451	413
Application softwares	3,639	901	(1)	4,539	1,463	310	(4)	1,769	-	175	175	2,176	2,595
Goodwill	(109)	545	-	436	(68)	(6)	-	(74)	-	-	-	(41)	510
Others	-	5	-	5	-	-	-	-	-	-	-	-	5
Total	4,560	1,464	(214)	5,810	1,974	353	(215)	2,112	-	175	175	2,586	3,523

Amortization presented in the statement of income of the Bank and its subsidiaries for each of the years ended December 31, 2004 and 2003 amounted to Baht 353 million and Baht 319 million, respectively .As of December 31, 2004 and 2003, intangible assets with an original cost of Baht 1,018 million and Baht 1,101 million, respectively, were fully amortized but still in use.

The Bank

2004

	Change of Cost				Change of Accumulated Amortization				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Increase	Transfer out	Ending Balance	Beginning Balance	Amortization	Transfer out	Ending Balance	Beginning Balance	Increase	Ending Balance	Beginning Balance	Ending Balance
Leasehold	1,030	13	(213)	830	579	49	(211)	417	-	-	-	451	413
Application softwares	3,599	893	-	4,492	1,440	304	(3)	1,741	-	175	175	2,159	2,576
Total	4,629	906	(213)	5,322	2,019	353	(214)	2,158	-	175	175	2,610	2,989

Amortization presented in the statement of income of the Bank for each of the years ended December 31, 2004 and 2003 amounted to Baht 353 million and Baht 325 million, respectively. As of December 31, 2004 and 2003, premises and equipment with an original cost of Baht 1,004 million and Baht 1,086 million, respectively, were fully amortized but still in use.

17 DEPOSITS

Deposits as of December 31, 2004 and 2003 were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Current	38,063	36,048	38,367	36,292
Savings	384,437	339,873	384,548	339,905
Term				
- Less than 6 months	225,246	238,488	225,246	238,488
- 6 months and less than 1 year	4,928	5,679	4,928	5,679
- 1 year and over 1 year	52,896	64,858	52,896	64,858
Total	705,570	684,946	705,985	685,222

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Within 1 year	699,457	676,843	699,872	677,119
Over 1 year	6,113	8,103	6,113	8,103
Total	705,570	684,946	705,985	685,222

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	685,842	15,871	701,713	668,878	13,507	682,385
US Dollars	3,234	185	3,419	1,766	295	2,061
Other currencies	359	79	438	423	77	500
Total	689,435	16,135	705,570	671,067	13,879	684,946

(Million Baht)

	The Bank					
	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	686,257	15,871	702,128	669,154	13,507	682,661
US Dollars	3,234	185	3,419	1,766	295	2,061
Other currencies	359	79	438	423	77	500
Total	689,850	16,135	705,985	671,343	13,879	685,222

18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated					
	2004			2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,691	2,691	-	68	68
Commercial banks	862	132	994	369	205	574
Other banks	140	-	140	201	-	201
Finance, securities and credit foncier companies	2,265	10	2,275	3,535	81	3,616
Other financial institutions	705	4,445	5,150	617	1,036	1,653
Total Domestic	3,972	7,278	11,250	4,722	1,390	6,112
2. Foreign						
US Dollars	17	-	17	446	3	449
Yen	6	-	6	31	-	31
Other currencies	252	-	252	509	-	509
Total Foreign	275	-	275	986	3	989
Total Domestic and Foreign	4,247	7,278	11,525	5,708	1,393	7,101

(Million Baht)

	The Bank					
	2004			2003		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	2,691	2,691	-	68	68
Commercial banks	627	7	634	369	-	369
Other banks	140	-	140	201	-	201
Finance, securities and credit foncier companies	2,265	10	2,275	3,535	81	3,616
Other financial institutions	705	4,445	5,150	617	1,036	1,653
Total Domestic	3,737	7,153	10,890	4,722	1,185	5,907
2. Foreign						
US Dollars	17	-	17	446	3	449
Yen	6	-	6	31	-	31
Other currencies	252	-	252	509	-	509
Total Foreign	275	-	275	986	3	989
Total Domestic and Foreign	4,012	7,153	11,165	5,708	1,188	6,896

19 SHORT-TERM BORROWINGS

The Board of Directors at its meeting on October 28, 2004, approved the issuance of short-term unsubordinated debentures in name certificate without security and not convertible, without debenture holder representative in Thai Baht currency not exceeding Baht 50,000 million, with a maturity of no more than 270 days and an interest rate of 1.35% per annum payable quarterly in order to allow the Bank better flexibility and a wider variety of administration of its funding structure and to expand the investment alternatives to the public and/or depositors of the Bank.

20 LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated and The Bank					
	2004			2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures	-	7,768	7,768	-	7,874	7,874
Subordinated Debentures cum Preferred Shares	-	-	-	19,967	-	19,967
Subordinated Debentures of the Thai Farmers Bank Plc. No.2	-	-	-	20,000	-	20,000
Subordinated Debentures of the KASIKORNBANK Plc. No.3	12,000	-	12,000	12,000	-	12,000
Total	12,000	7,768	19,768	51,967	7,874	59,841

SUBORDINATED DEBENTURES

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 and carrying a 8.25 percent coupon rate payable semi-annually.

SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (COMMONLY REFERRED TO AS "SLIPS")

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier 1 capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

SUBORDINATED DEBENTURES NO.2

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 33 million as a part of shareholders' equity and presents the remaining Baht 19,967 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on September 25, 2003 approved the issuance of the Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 % per annum and the fixed interest rate for the second five years of 4.25 % per annum. Interest is payable quarterly.

REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (SLIPS) AND THE SUBORDINATED DEBENTURES NO.2

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and payment was made to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The preferred shares were converted into ordinary shares of 547,345 shares as of the same date.

21 WARRANTS

The Board of Directors in its meeting on September 25, 2003 approved the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per each warrant. The last exercise date was September 16, 2002 and expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

(Unit : Unit)

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2003	13,813,900	3,293,400	26,048,380	43,155,680
Less Exercised	(5,045,940)	(739,720)	(2,670,872)	(8,456,532)
Less Exercise right terminated by employee's retirement	(522,200)	(131,560)	(229,980)	(883,740)
Ending balance as of December 31, 2003	8,245,760	2,422,120	23,147,528	33,815,408
Less Exercised	(3,495,120)	(711,420)	(4,136,778)	(8,343,318)
Less Exercise right terminated by employee's retirement	(112,040)	(43,200)	(318,496)	(473,736)
Ending balance as of December 31, 2004	4,638,600	1,667,500	18,692,254	24,998,354

22 SHARE CAPITAL

On January 9, 2004, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 7,485,832 shares at Baht 10 par value, totaling Baht 74,858,320, arising from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. On January 13, 2004, the Bank also registered a change in its paid-up capital as a result of the conversion of Class A Preferred Shares into ordinary shares of 547,345 shares at Baht 10 par value, totaling Baht 5,473,450. As of January 13,2003 The Bank had a total paid-up share capital of Baht 23,615,512,490 comprising 2,361,551,249 ordinary shares at Baht 10 par value.

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to approve the following matters:

- The amendment of the Memorandum of Association with respect to the registered capital from Baht 26,900,946,900, comprising 2,689,547,345 ordinary shares at Baht 10 par value and 547,345 Class A preferred shares at Baht 10 par value, to a registered capital of Baht 26,900,946,900, comprising 2,690,094,690 ordinary shares at Baht 10 par value so as to reflect the fact that the Bank no longer has any preferred shares as a result of the conversion of Class A preferred shares into ordinary shares.
- The reduction in the registered capital from Baht 26,900,946,900 to Baht 23,986,146,970 by retiring the registered shares which had not yet been issued.
- The increase in the registered capital from Baht 23,986,146,970 to Baht 30,486,146,970 through the creation of 650 million new ordinary shares at Baht 10 par value.

On April 16, 2004, the Bank registered the change in its registered share capital, in accordance with the above resolution, with the Ministry of Commerce and on the same date the Bank also registered the change in its paid-up share capital as a result of the increase in paid-up capital of 675,722 shares at Baht 10 par value, totaling Baht 6,757,220 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (who were not directors).

On July 12, 2004 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 1,222,340 shares at Baht 10 par value, totaling Baht 12,223,400, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

On October 12, 2004 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 175,226 shares at Baht 10 par value, totaling Baht 1,752,260 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors). As of October 12, 2004 The Bank had a total paid-up share capital of Baht 23,636,245,370 comprising 2,363,624,537 ordinary shares at Baht 10 par value.

As a result, as of December 31, 2004 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,636,245,370, comprising 2,363,624,537 ordinary shares at Baht 10 par value.

23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of December 31, 2004 and 2003 were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	2004	2003
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,191	78,586
Legal reserves	-	800
Other reserves	-	26,675
Net income (loss) after appropriation	7,585	(69,157)
Subordinated debentures cum preferred shares	-	19,967
Total Tier 1 Capital	48,776	56,871
Tier 2 Capital		
Surplus on land revaluation	4,168	4,168
Surplus on premises revaluation	1,401	1,471
Surplus on marketable equity securities revaluation	406	272
Provision for normal assets	5,725	4,448
Subordinated debentures	19,735	27,845
Total Tier 2 Capital	31,435	38,204
Total Capital Requirements	80,211	95,075

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2004	2003
Total Capital Requirements	13.13	17.48
Tier-1 Capital	7.98	10.46

24 LEGAL RESERVE

According to Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provision of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

25 OTHER RESERVES

The Bank allocates part of its net income for the year to other reserves which are classified or considered to be general capital with no specific purpose.

26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for each of the years ended December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
General customers	(6,385)	(12,785)	(5,081)	(10,560)
Financial institutions	(583)	(47)	(583)	(47)
	(6,968)	(12,832)	(5,664)	(10,607)
Kasikorn Factoring Co., Ltd.	9	6	-	-
Total	(6,959)	(12,826)	(5,664)	(10,607)

27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for each of the years ended December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Net present value of cashflows lower than investments in receivables	1,586	3,357	513	2,825
Transferred assets lower than investments in receivables	7,333	10,103	5,816	8,370
Total	8,919	13,460	6,329	11,195

28 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Deposits	-	12
Government bonds	6,733	15,084
State enterprise bonds	3,866	1,289
Foreign bonds	4,645	-
Total	15,244	16,385

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

29 CONTINGENCIES

Contingencies as of December 31, 2004 and 2003 consisted of:

(Million Baht)

	Consolidated					
	2004			2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	340	-	340	459	-	459
Letters of indemnity-						
borrowing	34	243	277	69	5,009	5,078
Other guarantees	31,494	4,210	35,704	25,889	4,172	30,061
Letters of credit	626	13,477	14,103	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	13,093	64,575	77,668	469	52,840	53,309
Sale agreements	4,695	192,112	196,807	-	191,447	191,447
Interest rate agreements						
Purchase agreements	30,510	24,097	54,607	2,000	21,743	23,743
Sale agreements	30,510	20,165	50,675	2,000	23,526	25,526
Credit Default Swap	-	5,468	5,468	-	792	792
Unused credit line of						
overdraft	110,224	-	110,224	105,176	-	105,176
Others	272	5,823	6,095	174	4,286	4,460
Total	221,798	330,170	551,968	136,729	313,318	450,047

(Million Baht)

	The Bank					
	2004			2003		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	340	-	340	459	-	459
Letters of indemnity-borrowing	34	243	277	69	5,009	5,078
Other guarantees	31,494	4,096	35,590	25,891	4,118	30,009
Letters of credit	626	13,477	14,103	493	9,503	9,996
Exchange rate agreements						
Purchase agreements	13,093	64,575	77,668	469	52,840	53,309
Sale agreements	4,695	192,112	196,807	-	191,447	191,447
Interest rate agreements						
Purchase agreements	30,510	24,097	54,607	2,000	21,743	23,743
Sale agreements	30,510	20,165	50,675	2,000	23,526	25,526
Credit Default Swap	-	5,468	5,468	-	792	792
Unused credit line of overdraft	110,224	-	110,224	105,176	-	105,176
Others	272	5,823	6,095	174	4,286	4,460
Total	221,798	330,056	551,854	136,731	313,264	449,995

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 1,628 million and Baht 935 million as of December 31, 2004 and 2003, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

30 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, as of December 31, 2004 and 2003 are summarized as follows:

(Million Baht)

	Consolidated	
	2004	2003
	End of Year	End of Year
Loans		
1. Executive officers	20	16
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,192	1,629
Total	1,212	1,645
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	74	69
Total	74	69

(Million Baht)

	The Bank	
	2004	2003
	End of Year	End of Year
Loans		
1. Executive officers	20	16
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[1]	16,117	22,769
Total	16,137	22,785
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	76	72
Total	76	72

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding		Type of share	Type of Business
		December 31, 2004	December 31, 2003		
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	60.00%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	-	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H.R. Co., Ltd.	Subsidiary	99.94%	-	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.91%	-	Ordinary share	Securities Business
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	December 31, 2004	December 31, 2003
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	11,850	16,850
Deductions	(4,410)	(5,000)
Ending balance	7,440	11,850
- Ploy Asset Management Co., Ltd.		
Beginning balance	8,005	12,370
Deductions	(2,340)	(4,365)
Ending balance	5,665	8,005
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	-	27
- Ploy Asset Management Co., Ltd.	5	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	160	115
- Ploy Asset Management Co., Ltd.	24	84

	(Million Baht)	
	The Bank	
	For Each of the Years Ended December 31,	
	2004	2003
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	98	204
- Ploy Asset Management Co., Ltd.	68	146

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of December 31, 2004 and 2003, the pledged deposits were Baht 160 million and Baht 115 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of December 31, 2004 and 2003, the pledged deposits were Baht 24 million and Baht 84 million, respectively.

As at December 31, 2004 and 2003, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 74 million and Baht 119 million, respectively.

As at December 31, 2004 and 2003, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 57 million and Baht 80 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

   4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies as of December 31, 2004 and 2003 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,820	1,285
- Thai Administration Services Co., Ltd.	36	48	36	48
Associated Companies				
- E. S. Industry Co., Ltd.	-	325	-	325
Other Assets				
Subsidiary Companies				
- Kasikorn Assets Management Co., Ltd.	-	-	24	8

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	18	18	18	18
- Progress Appraisal Co., Ltd.	31	40	31	40
- Progress Land and Buildings Co., Ltd.	-	-	109	23
- Progress Software Co., Ltd.	20	22	20	22
- Progress Plus Co., Ltd.	14	11	14	11
- Progress Facilities Management Co., Ltd.	18	9	18	9
- Progress Service Co., Ltd.	28	16	28	16
- Progress Management Co., Ltd.	13	10	13	10
- Kasikorn Factoring Co., Ltd.	-	-	103	40
- Kanpai Co.,Ltd.	14	9	14	9
- Thai Administration Service Co.,Ltd.	15	5	15	5
- Progress Storage Co.,Ltd.	10	9	10	9
- Kasiokorn Leasing Co., Ltd.	60	-	60	-
Associated Companies				
- Processing Center Co., Ltd.	26	56	26	56
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	12	14
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	43	40	43	40
- Progress Plus Co., Ltd.	14	21	14	21
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	22	33	22	33
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of December 31, 2004 and 2003, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 12 million and Baht 3 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for each of the years ended December 31, 2004 and 2003 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Subsidiary Companies				
Revenue:				
Interest income	-	-	43	18
Dividend income	102	24	316	203
Fee income	-	1	122	66
Other income	13	12	23	13
Expenses:				
Other expenses	972	974	973	974
Associated Companies				
Expenses:				
Other expenses	38	36	38	36

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of December 31, 2004 and 2003 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Loans		
- T T & T Public Co., Ltd.	2,271	2,425
- Bangkok Glass Industry Co.,Ltd.	813	-
- Charoen Pokhaphand Feedmill Public Co., Ltd.	290	100
- Thanakorn Vegetable Oil Products Co., Ltd.	271	- *
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	130	86
- Loxley Public Co., Ltd.	115	- *
- Indo Worth (Thailand) Ltd.	72	44
- Yip In Tsoi & Jacks Ltd.	45	-
- Manager Media Group Public Co., Ltd.	35	- *
- Thai British Security Printing Public Co., Ltd.	26	-
- Jutha Maritime Public Co., Ltd.	10	10

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Deposits		
- T T & T Public Co., Ltd.	731	2,125
- Muang Thai Life Assurance Co., Ltd.	332	257
- Sermsuk Public Co., Ltd.	238	262
- Loxley Public Co., Ltd.	135	- *
- Com - Link Co., Ltd.	128	60
- Mitsubishi Elevator Asia Co., Ltd.	92	81
- Globex securities Co., Ltd.	79	- *
- Thai British Security Printing Public Co., Ltd.	75	46
- Siam Motors Parts Co., Ltd.	53	18
- Siam Food Products Public Co., Ltd.	44	14
- Point Asia Dot Com (Thailand) Ltd.	38	- *
- Dole Thailand Co., Ltd.	35	1
- Samart Corporation Public Co., Ltd.	33	110
- Sermsuk Beverage Co., Ltd.	32	13
- Bangkok Glass Industry Co., Ltd.	32	20
- Smithihada Co., Ltd.	30	- *
- Charoen Pokhaphand Feedmill Public Co., Ltd.	25	-
- Ruam Samphant Co., Ltd.	24	- *
- CS Loxinfo Public Co., Ltd.	24	- *
- Suludee Co., Ltd.	23	- *
- Aspac Oil (Thailand) Co., Ltd.	20	- *
- Tueetramote Co., Ltd.	19	-
- Nithi Thamrong Co., Ltd.	14	- *
- Loxley Property Development Co., Ltd.	10	- *

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Contingencies		
- Siam Food Products Public Co., Ltd.	409	1,177
- Loxley Public Co., Ltd.	390	- *
- Bangkok Glass Industry Co., Ltd.	173	91
- Dole Thailand Co., Ltd.	91	71
- Thai British Security Printing Ltd.	81	22
- Loxley Trading Co., Ltd.	80	- *
- Com - Link Co., Ltd.	62	59
- T T & T Public Co., Ltd.	58	6
- Yip In Tsoi & Jacks Ltd.	50	19
- Smart Telcom Public Co., Ltd.	44	- *
- Charoen Pokhaphand Feedmill Public Co., Ltd.	39	7
- Thanakorn Vegetable Oil Products Co., Ltd.	37	- *
- SermSuk Public Co., Ltd.	17	18

* The companies were not the Bank's related companies as of December 31, 2003.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank as of December 31, 2004 and 2003 are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2004	2003
Loans	31	21
Deposits	1,039	579

31 BENEFITS OF DIRECTORS' AND EXECUTIVE

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives' salary and bonuses (if any).

32 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of December 31,2004 and 2003 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2004	The Bank 2004
Land/building lease agreements	January 1, 2005 – October 17, 2027	518	518
Vehicle lease agreements	January 1, 2005 – December 17, 2008	468	452
Total		986	970

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2003	The Bank 2003
Land/building lease agreements	January 1, 2004 – October 17, 2027	368	368
Vehicle lease agreements	January 1, 2004 – November 30, 2007	399	377
Total		767	745

2. Service Agreement

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of December 31, 2004 and 2003 the Bank is committed to pay a total service fee of Baht 8,220 million and Baht 9,143 million respectively.

33 REDUCTION IN RETAINED DEFICIT

On April 2, 2004, the Annual General Meeting of shareholders passed a resolution to reduce the retained deficit in the amount of Baht 65,148 million through the transfer of Baht 26,675 million from other reserves, the transfer of Baht 800 million from legal reserves, Baht 5,520 million from the premium on expired warrants and Baht 32,153 million from the premium on ordinary shares. There was no change in the total amount of shareholders' equity and the Bank's capital funds, effective as of January 1, 2004.

34 SUBSEQUENT EVENTS

On January 11,2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 6,270,030 shares at Baht 10 par value, totaling Baht 62,700,300 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of January 11,2005, the Bank had total paid-up share capital of Baht 23,698,945,670 representing 2,369,894,567 ordinary shares at Baht 10 par value.

35 CHANGE OF ACCOUNTING POLICY

Change of Accounting Policy for Deferred Tax

In December 2004, the Bank and its subsidiaries changed their accounting policy for deferred tax. Deferred tax was recognized in respect of temporary differences between the carrying amount of an asset or liability and its tax base, a deferred tax asset was only recognized to the extent that the asset was expected to be realized in the future.

Accounting for deferred tax is an accepted accounting policy internationally. The deferred tax method requires the estimated figure of future benefited deferred tax assets. The Bank note that other Thai commercial banks have not generally adopted deferred tax accounting. In order to conform with their conservative concept, the Bank has decided to change the Bank's accounting policy and from December 2004 deferred tax will no longer be recognized in the financial statements. The Bank is of the opinion that this change in policy will facilitate comparison of the Bank's results and assets with other Thai commercial banks and that the new policy is, therefore, a more appropriate presentation of the financial statements in the context of current business practices in the banking sector in Thailand.

This change in accounting policy has been applied retrospectively. The comparative financial statements as at and for the year ended December 31, 2003 have been restated in accordance with the new policy.

The estimated effects of the change in accounting policy in both consolidated and Bank financial statements are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
As of December 31,				
Decrease in investments in subsidiaries and associated companies	-	-	39	39
Decrease in deferred tax assets	3,275	46	3,232	-
Decrease in deferred tax liabilities	3,038	3,347	3,038	3,347
Increase in appraisal surplus on assets revaluation	2,629	2,671	2,629	2,671
Increase in revaluation surplus on investments	286	676	286	676
Decrease in retained earnings	3,148	39	3,148	39
Decrease in minority interests	4	7	-	-
For the year ended December 31,				
Decrease in income tax credit	3,150	61	3,150	58
Decrease in minority interests in net income	-	3	-	-
Decrease in net income	3,150	58	3,150	58
Decrease in basic earnings per share (Baht)	1.33	0.03	1.33	0.03

The deductible temporary differences which results in deferred tax assets are mainly from the allowance for impairment of available-for-sale investments, properties foreclosed and other assets in addition to the provision for liabilities not deductible for tax purposes until actually paid.

Change of Accounting Procedure of the Asset Management Subsidiaries

In the accounting period 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loans, in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re: Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 , as follows;

Investments in receivables, which were restructured, have been transferred to loans at the fair value on the transfer date, including the debtors restructured prior to 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income by the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries on the consolidated and separate financial statements are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of December 31, 2003		
Decrease in long-term investments – net	6,939	-
Increase in investment in subsidiaries and associated companies - net	-	2,074
Increase in loans – net	12,251	-
For the year ended December 31, 2003		
Decrease in interest income on loans	(1,265)	-
Decrease in interest income from investments	(1,247)	-
Decrease in bad debt and doubtful accounts	2,008	-
Increase in gain on transfer of financial assets	2,578	-
Increase in share of profit from investments on equity method	-	2,074
Increase in net income	2,074	2,074
Increase in earnings per share	0.88	0.88

In accordance with the Bank of Thailand's notification, dated December 3, 2002 , there is no requirement to apply this change in accounting procedure retroactively.

36 Change of Accounting Estimates

From October 1, 2004, the Bank has prospectively changed the estimated useful lives for depreciation computation of buildings acquired after July 1996 from 30 years to 50 years in accordance with the estimation of independent appraisers. The effect of the change was to decrease depreciation for the year 2004 by the amount of Baht 16 million.

37 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,308	29,729	844,037	(19,485)	824,552
Interbank and money market items - net (assets)	68,663	7,587	76,250	-	76,250
Investments – net	88,763	21,372	110,135	-	110,135
Loans	592,220	368	592,588	-	592,588
Deposits	705,506	64	705,570	-	705,570
Interbank and money market items (liabilities)	11,525	-	11,525	-	11,525
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	561,086	7,275	568,361	(16,393)	551,968

(Million Baht)

	Consolidated				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,827	20,470	831,297	(10,012)	821,285
Interbank and money market items - net (assets)	99,088	5,834	104,922	-	104,922
Investments - net	121,415	13,837	135,252	-	135,252
Loans	547,151	767	547,918	-	547,918
Deposits	684,874	72	684,946	-	684,946
Interbank and money market items (liabilities)	7,101	-	7,101	-	7,101
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,163	21,841	466,004	(15,957)	450,047

(Million Baht)

	The Bank				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	813,698	29,729	843,427	(19,485)	823,942
Interbank and money market items-net (assets)	68,597	7,587	76,184	-	76,184
Investments - net	95,618	21,372	116,990	-	116,990
Loans	577,749	368	578,117	-	578,117
Deposits	705,921	64	705,985	-	705,985
Interbank and money market items (liabilities)	11,165	-	11,165	-	11,165
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	560,972	7,275	568,247	(16,393)	551,854

(Million Baht)

	The Bank				
	December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,379	20,470	830,849	(10,012)	820,837
Interbank and money market items-net (assets)	98,810	5,834	104,644	-	104,644
Investments - net	126,888	13,838	140,726	-	140,726
Loans	529,323	767	530,090	-	530,090
Deposits	685,150	72	685,222	-	685,222
Interbank and money market items (liabilities)	6,896	-	6,896	-	6,896
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,111	21,841	465,952	(15,957)	449,995

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,748	568	33,316	(317)	32,999
Interest expense	6,366	984	7,350	(317)	7,033
Net income (expense) from interest and dividend	26,382	(416)	25,966	-	25,966
Non-interest income	11,532	563	12,095	-	12,095
Non-interest expense	22,488	65	22,553	-	22,553
Income before income tax	15,426	82	15,508	-	15,508

(Million Baht)

	Consolidated				
	For the Year Ended December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,514	527	33,041	(256)	32,785
Interest expense	12,529	938	13,467	(256)	13,211
Net income (expense) from interest and dividend	19,985	(411)	19,574	-	19,574
Non-interest income	12,475	1,218	13,693	-	13,693
Non-interest expense	18,309	79	18,388	-	18,388
Income before income tax	14,151	728	14,879	-	14,879

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	30,982	568	31,550	(317)	31,233
Interest expense	6,359	984	7,343	(317)	7,026
Net income (expense) from interest and dividend	24,623	(416)	24,207	-	24,207
Non-interest income	10,805	563	11,368	-	11,368
Non-interest expense	20,170	65	20,235	-	20,235
Income before income tax	15,258	82	15,340	-	15,340

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	30,765	527	31,292	(256)	31,036
Interest expense	12,509	938	13,447	(256)	13,191
Net income (expense) from interest and dividend	18,256	(411)	17,845	-	17,845
Non-interest income	12,969	1,218	14,187	-	14,187
Non-interest expense	17,197	79	17,276	-	17,276
Income before income tax	14,028	728	14,756	-	14,756

38 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans. In addition, for retail customer, the Bank used credit scoring as a tool to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole.

In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. Interest rate risk

   Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

   Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of December 31, 2004 and 2003 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2004	2003	2004	2003
Fixed interest rate	168,787	118,160	169,880	123,733
Floating interest rate	425,522	431,571	409,958	408,170
Total Loans (including financial institutions)	594,309	549,731	579,838	531,903

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates represent for the years ended December 31, 2004 and 2003 are as follows:

(Million Baht)

	Consolidated					
	2004			2003		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	90,893	1,146	1.26	100,502	1,685	1.68
Securities purchased under resale agreements	25,555	381	1.49	25,055	566	2.26
Investments	126,820	3,760	2.97	153,740	4,414	2.87
Loans	570,253	27,712	4.86	527,061	26,121	4.96
Total	813,521	32,999	4.06	806,358	32,786	4.07
Interest-bearing Liabilities						
Deposits	695,258	5,548	0.80	668,170	7,747	1.16
Interbank and money market items	9,313	221	2.37	6,397	227	3.54
Securities sold under repurchase agreements	2,356	9	0.38	1,363	6	0.44
Borrowings	41,726	1,255	3.01	54,199	5,232	9.65
Total	748,653	7,033	0.94	730,129	13,212	1.81

(Million Baht)

	The Bank					
	2004			2003		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	90,721	1,144	1.26	100,330	1,682	1.68
Securities purchased under resale agreements	25,375	381	1.50	25,055	566	2.26
Investments	130,592	3,731	2.86	150,444	4,405	2.93
Loans	554,104	25,978	4.69	513,308	24,383	4.75
Total	800,792	31,234	3.90	789,137	31,036	3.93
Interest-bearing Liabilities						
Deposits	695,603	5,548	0.80	668,611	7,747	1.16
Interbank and money market items	9,030	214	2.37	6,295	206	3.27
Securities sold under repurchase agreements	2,357	9	0.38	1,363	6	0.44
Borrowings	41,726	1,255	3.01	54,199	5,232	9.65
Total	748,716	7,026	0.94	730,468	13,191	1.81

Financial assets and liabilities, classified by maturity of interest repricing, as of December 31, 2004 and 2003 are shown below:

(Million Baht)

Consolidated

2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market Items	4,263	65,404	3,516	20	-	3,062	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	14,177	7,646	56,247	7,537	8,335	3,985	114,384
Loans	376,499	71,698	4,358	29,884	10,525	1,276	98,349	592,589
Accrued interest receivable	-	-	-	-	-	2,455	-	2,455
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Accrued income receivable	-	-	-	-	-	1,818	-	1,818
Other assets	-	-	-	-	-	4,348	-	4,348
Total Financial Assets	397,219	170,319	15,520	86,151	18,062	35,573	102,334	825,178
Financial Liabilities								
Deposits	384,552	255,939	21,017	6,113	-	37,949	-	705,570
Interbank and money market items	593	3,432	3,246	200	615	3,439	-	11,525
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Accrued interest payable	-	-	-	-	-	1,097	-	1,097
Other liabilities	-	-	-	-	-	6,049	-	6,049
Total Financial Liabilities	385,145	259,371	28,106	6,313	20,383	56,703	-	756,021
On-balance sheet items	12,074	(89,052)	(12,586)	79,838	(2,321)	(21,130)	102,334	69,157

(Million Baht)

Consolidated

2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market								
Items	1,663	7,916	83,800	60	-	11,493	588	105,520
Securities purchased under								
resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	20,082	26,442	58,681	5,450	6,746	6,875	139,288
Loans	306,092	47,246	3,867	32,516	8,069	909	149,219	547,918
Accrued interest receivable	-	-	-	-	-	2,971	-	2,971
Customers' liability under								
acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,671	-	1,671
Other assets	-	-	-	-	-	2,699	-	2,699
Total Financial Assets	322,767	106,954	114,109	91,257	13,519	45,864	156,682	851,152
Financial Liabilities								
Deposits	339,806	273,617	27,305	8,103	-	36,115	-	684,946
Interbank and money market							-	
items	1,117	146	1,113	-	-	4,725	-	7,101
Liabilities payable on	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under								
acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,626	-	1,626
Total Financial Liabilities	340,923	313,730	28,418	8,103	19,874	52,748	-	763,796
On-balance sheet items	(18,156)	(206,776)	85,691	83,154	(6,355)	(6,884)	156,682	87,356

(Million Baht)

The Bank

2004

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market items	4,182	65,404	3,516	20	-	3,077	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investments	16,457	12,510	7,646	56,177	7,537	18,324	628	119,279
Loans	376,499	83,976	4,306	30,182	10,525	1,276	71,353	578,117
Accrued interest receivable	-	-	-	-	-	1,318	-	1,318
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Accrued income receivable	-	-	-	-	-	1,736	-	1,736
Other assets	-	-	-	-	-	3,820	-	3,820
Total Financial Assets	397,138	180,930	15,468	86,379	18,062	43,830	71,981	813,788
Financial Liabilities								
Deposits	384,663	255,939	21,017	6,113	-	38,253	-	705,985
Interbank and money market items	358	3,437	3,116	200	615	3,439	-	11,165
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowings	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Accrued interest payable	-	-	-	-	-	1,096	-	1,096
Other liabilities	-	-	-	-	-	5,824	-	5,824
Total Financial Liabilities	385,021	259,376	27,976	6,313	20,383	56,781	-	755,850
On-balance sheet items	12,117	(78,446)	(12,508)	80,066	(2,321)	(12,951)	71,981	57,938

(Million Baht)

The Bank

2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	1 Year to 5	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market items	1,461	7,830	83,801	60	-	11,503	588	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	19,598	26,442	58,499	5,450	15,610	1,256	141,867
Loans	306,977	65,971	3,803	32,418	8,069	909	111,943	530,090
Accrued interest receivable	-	-	-	-	-	1,485	-	1,485
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,597	-	1,597
Other assets	-	-	-	-	-	2,664	-	2,664
Total Financial Assets	323,450	125,109	114,046	90,977	13,519	53,143	113,787	834,031
Financial Liabilities								
Deposits	340,046	273,617	27,305	8,103	-	36,151	-	685,222
Interbank and money market items	942	216	1,013	-	-	4,725	-	6,896
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,532	-	1,532
Total Financial Liabilities	340,988	313,800	28,318	8,103	19,874	52,690	-	763,773
On-balance sheet items	(17,538)	(188,691)	85,728	82,874	(6,355)	453	113,787	70,258

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency position, as of December 31, 2004 and 2003 were as follows:

(Million Baht)

	Consolidated					
	2004					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Accrued income receivables	1,055	3	-	-	-	1,058
Other assets	483	2	1	29	11	526
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Accrued interest payables	233	-	-	-	-	233
Other liabilities	107	1	9	8	40	165
Total liabilities	15,167	211	113	573	350	16,414
Foreign currency position of on-balance items-net	124,622	1,191	154	1,811	378	128,156
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

(Million Baht)

	Consolidated					
	2003					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	16	10	31	109
Total liabilities	10,663	299	58	173	576	11,769
Foreign currency position of on-balance items-net	135,174	928	82	1,130	(57)	137,257
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

(Million Baht)

	The Bank					
	2004					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	121	23	27	180	82	433
Interbank and money market items - net	72,135	29	129	410	197	72,900
Investments - net	43,869	339	-	-	53	44,261
Loans and accrued interest receivables - net	22,126	1,006	110	1,765	385	25,392
Accrued income receivables	1,055	3	-	-	-	1,058
Other assets	483	2	1	29	11	526
Total assets	139,789	1,402	267	2,384	728	144,570
Liabilities						
Deposits	3,419	139	43	113	143	3,857
Interbank and money market items	22	6	3	1	9	41
Liability on demand	3,618	65	58	451	158	4,350
Borrowing	7,768	-	-	-	-	7,768
Accrued interest payables	233	-	-	-	-	233
Other liabilities	105	1	4	8	40	158
Total liabilities	15,165	211	108	573	350	16,407
Foreign currency position of on-balance items-net	124,624	1,191	159	1,811	378	128,163
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(123,489)	(1,178)	(154)	(1,787)	(597)	(127,205)

(Million Baht)

	The Bank					
	2003					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	14	10	31	107
Total liabilities	10,663	299	56	173	576	11,767
Foreign currency position of on-balance items-net	135,174	928	84	1,130	(57)	137,259
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulation and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of December 31, 2004 and 2003 was as follows:

(Million Baht)

	Consolidated						
	2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,926	65,803	3,516	20	-	-	76,265
Securities purchased under							
Resale agreements	-	19,040	-	-	-	-	19,040
Investments	5,765	11,444	8,178	66,518	17,037	5,442	114,384
Loans	163,479	202,757	7,023	98,353	120,977	-	592,589
Accrued interest receivables	-	2,455	-	-	-	-	2,455
Customers' liability under acceptance	-	743	-	-	-	-	743
Accrued income receivables	-	1,818	-	-	-	-	1,818
Other assets	-	-	-	-	-	4,348	4,348
Total Financial Assets	176,170	304,060	18,717	164,891	138,014	23,326	825,178
Financial Liabilities							
Deposits	422,501	255,939	21,017	6,113	-	-	705,570
Interbank and money market items	4,032	2,932	1,146	200	3,215	-	11,525
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under accpetances	-	743	-	-	-	-	743
Accrued interest payables	110	869	79	39	-	-	1,097
Other liabilities	-	-	-	-	-	6,049	6,049
Total Financial Liabilities	434,069	260,483	26,085	6,352	22,983	6,049	756,021
Liquidity-net	(257,899)	43,577	(7,368)	158,539	115,031	17,277	69,157

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	Consolidated 2003 1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,273	88,696	11,490	60	-	1	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	4,629	19,807	26,815	65,971	16,238	5,828	139,288
Loans	183,956	161,910	11,288	80,232	110,532	-	547,918
Accrued interest receivables	-	2,971	-	-	-	-	2,971
Customers' liability under acceptance	-	676	-	-	-	-	676
Accrued income receivables	-	1,671	-	-	-	-	1,671
Other assets	-	-	-	-	-	2,699	2,699
Total Financial Assets	193,858	307,441	49,593	146,263	126,770	27,227	851,152
Financial Liabilities							
Deposits	375,921	273,617	27,305	8,103	-	-	684,946
Interbank and money market items	5,842	146	1,113	-	-	-	7,101
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,626	1,626
Total Financial Liabilities	388,892	315,183	28,549	9,341	20,205	1,626	763,796
Liquidity-net	(195,034)	(7,742)	21,044	136,922	106,565	25,601	87,356

(Million Baht)

	At call	Less than 6 months	6 months to 1 Year	The Bank 2004 1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,860	65,803	3,516	20	-	-	76,199
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investments	2,893	9,777	8,087	66,434	16,657	15,431	119,279
Loans	157,357	213,741	6,442	94,883	105,694	-	578,117
Accrued interest receivables	-	1,318	-	-	-	-	1,318
Customers' liability under acceptances	-	743	-	-	-	-	743
Accrued income receivables	-	1,736	-	-	-	-	1,736
Other assets	-	-	-	-	-	3,820	3,820
Total Financial Assets	167,110	312,158	18,045	161,337	122,351	32,787	813,788

(Million Baht)

	The Bank 2004						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Liabilities							
Deposits	422,916	255,939	21,017	6,113	-	-	705,985
Interbank and money market items	3,797	2,937	1,016	200	3,215	-	11,165
Liability payable on demand	7,426	-	-	-	-	-	7,426
Borrowings	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Accrued interest payables	110	868	79	39	-	-	1,096
Other liabilities	-	-	-	-	-	5,824	5,824
Total Financial Liabilities	434,249	260,487	25,955	6,352	22,983	5,824	755,850
Liquidity-net	(267,139)	51,671	(7,910)	154,985	99,368	26,963	57,938

(Million Baht)

	The Bank 2003						
	At call	Less than 6 months	6 months to 1 Year	1 Year to 5 Years	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,081	88,611	11,490	60	-	1	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	803	19,322	26,723	65,689	14,522	14,808	141,867
Loans	171,920	179,822	10,172	76,501	91,675	-	530,090
Accrued interest receivables	-	1,485	-	-	-	-	1,485
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,597	-	-	-	-	1,597
Other assets	-	-	-	-	-	2,664	2,664
Total Financial Assets	177,804	323,223	48,385	142,250	106,197	36,172	834,031
Financial Liabilities							
Deposits	376,197	273,617	27,305	8,103	-	-	685,222
Interbank and money market items	5,667	216	1,013	-	-	-	6,896
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,532	1,532
Total Financial Liabilities	388,993	315,253	28,449	9,341	20,205	1,532	763,773
Liquidity-net	(211,189)	7,970	19,936	132,909	85,992	34,640	70,258

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of December 31, 2004 and 2003.

(Million Baht)

	Consolidated			
	2004		2003	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	13,536	13,536	18,699	18,699
Interbank and money market items - net	76,250	76,250	104,922	104,922
Securities purchased under resale agreements	19,040	19,040	31,710	31,710
Investments - net	110,135	110,359	135,251	135,795
Loans and accrued interest receivables - net	548,697	548,697	483,355	483,355
Customers' liability under acceptances	743	743	676	676
Accrued income receivable	1,818	1,818	1,671	1,671
Other assets	4,348	4,348	2,699	2,699
Total Financial Assets	774,567	774,791	778,983	779,527
Financial Liabilities				
Deposits	705,570	705,570	684,946	684,946
Interbank and money market items	11,525	11,550	7,101	7,101
Liabilities payable on demand	7,426	7,426	7,042	7,042
Borrowings	23,611	25,024	59,841	60,930
Bank's liability under acceptances	743	743	676	676
Accrued interest payable	1,097	1,097	2,564	2,564
Other liabilities	6,049	6,049	1,626	1,626
Total Financial Liabilities	756,021	757,459	763,796	764,885

(Million Baht)

	The Bank			
	2004		2003	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	13,536	13,536	18,699	18,699
Interbank and money market items - net	76,184	76,184	104,644	104,644
Securities purchased under resale agreements	19,040	19,040	31,710	31,710
Investments - net	116,990	117,210	140,726	141,522
Loans and accrued interest receivables - net	547,770	547,770	482,258	482,258
Customers' liability under acceptances	743	743	676	676
Accrued income receivable	1,736	1,736	1,598	1,598
Other assets	3,820	3,820	2,664	2,664
Total Financial Assets	779,819	780,039	782,975	783,771
Financial Liabilities				
Deposits	705,985	705,985	685,222	685,222
Interbank and money market items	11,165	11,190	6,896	6,896
Liabilities payable on demand	7,426	7,426	7,042	7,042
Borrowings	23,611	25,024	59,841	60,930
Bank's liability under acceptances	743	743	676	676
Accrued interest payable	1,096	1,096	2,564	2,564
Other liabilities	5,824	5,824	1,532	1,532
Total Financial Liabilities	755,850	757,288	763,773	764,862

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are stated according to the Bank's policy mentioned in Note 3.4

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

   Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

The following is a summary of the notional amounts and the fair value of the consolidated and the Bank 's derivative instruments as at December 31, 2004 and 2003 :

(Million Baht)

	Consolidated and The Bank			
	2004			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	239,464	124	239,588	3,831
Cross currency swaps	568	34,319	34,887	1,040
Interest rate swaps	33,906	24,422	58,328	206
Credit default Swaps	2,734	2,734	5,468	(2)

(Million Baht)

	Consolidated and The Bank			
	2003			
	Notional Amount			
	Up to 1 year	Over 1 year	Total	Fair Value
Forward exchange contracts	243,719	77	243,796	2,733
Cross currency swaps	-	960	960	(38)
Interest rate swaps	11,332	20,692	32,024	62
Credit default Swaps	-	792	792	-

The fair value is ordinarily derived from quoted market price or from generally accepted pricing models, in the case of no market price being available.

39 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended December 31,2003 have been reclassified to conform with the presentation in the financial statements for the year ended December 31, 2004.